

Bangkok Bank
ธนาคารกรุงเทพ


10016352

August 27, 2010


SEC Mail Processing
Received
SEP 17 2010
Wash. D.C.
200
Section

SUPPL

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the audited financial statements for the 1st half 2010 that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand (SET).

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

Yours sincerely,
Bangkok Bank Public Company Limited

Ayuth Krishnamara
Executive Vice President

Tel. (662) 230-2365
Fax (662) 230-1573

REPORT OF THE INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


SEC MAIL
RECEIVED
PROCESSING
SEP 17 2010
WASH, D.C.
200
SECTION

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS
BANGKOK BANK PUBLIC COMPANY LIMITED

We have audited the consolidated balance sheets of Bangkok Bank Public Company Limited and subsidiaries and the separate balance sheets of Bangkok Bank Public Company Limited as at June 30, 2010 and December 31, 2009, and the related consolidated and separate statements of income, changes in shareholders' equity and cash flows for the half years ended June 30, 2010 and 2009. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated and separate financial statements presented fairly, in all material respects, the financial position of Bangkok Bank Public Company Limited and subsidiaries and of Bangkok Bank Public Company Limited as at June 30, 2010 and December 31, 2009, and the results of operations and cash flows for the half years ended June 30, 2010 and 2009, in conformity with generally accepted accounting principles.

In addition, we have also reviewed the consolidated and separate statements of income for the quarters ended June 30, 2010 and 2009. These financial statements are the responsibility of the Bank's management as to their correctness and completeness of the presentation. Our responsibility is to report on these financial statements based on our reviews.

We conducted our reviews in accordance with the Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards, and accordingly, we do not express an opinion.

Based on our reviews, nothing has come to our attention that causes us to believe that the consolidated and separate statements of income referred to in the fourth paragraph are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Permsak Wongpatcharapakorn
Certified Public Accountant (Thailand)
Registration No. 3427
DELOITTE TOUCHE TOHMATSU JAIYOS AUDIT CO., LTD.

BANGKOK
August 24, 2010

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT JUNE 30, 2010 AND DECEMBER 31, 2009

Baht

	Notes	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
ASSETS					
CASH		32,862,751,622	35,779,903,318	32,719,899,219	35,675,087,007
INTERBANK AND MONEY MARKET ITEMS	5.2 , 5.22				
Domestic items					
Interest bearing		181,051,334,237	133,878,072,573	180,571,167,243	133,028,763,655
Non-interest bearing		14,325,694,155	7,814,131,436	13,002,438,305	7,685,196,792
Foreign items					
Interest bearing		55,494,178,671	74,013,875,314	55,837,238,816	72,119,531,611
Non-interest bearing		9,037,685,240	15,068,741,159	8,481,883,242	10,565,375,936
Total interbank and money market items, net		259,908,892,303	230,774,820,482	257,892,727,606	223,398,867,994
INVESTMENTS	4.4 , 5.3 , 5.22				
Current investments, net		105,200,313,613	109,428,337,008	103,447,535,518	108,439,678,780
Long-term investments, net		217,319,490,786	233,149,997,447	214,419,513,209	231,205,939,403
Investments in subsidiaries and associated companies, net		602,684,908	562,528,916	25,594,598,609	25,595,919,577
Total investments, net		323,122,489,307	343,140,863,371	343,461,647,336	365,241,537,760
LOANS AND ACCRUED INTEREST RECEIVABLE	4.5 , 5.4				
Loans		1,172,537,373,819	1,143,287,492,909	1,125,831,342,659	1,101,344,631,579
Accrued interest receivable		1,925,863,116	2,173,409,994	1,840,402,778	2,088,181,650
Total loans and accrued interest receivable		1,174,463,236,935	1,145,460,902,903	1,127,671,745,437	1,103,432,813,229
Less Allowance for doubtful accounts	4.6 , 5.5	(66,167,794,984)	(60,516,855,022)	(63,642,994,921)	(58,113,541,189)
Less Revaluation allowance for debt restructuring	4.7 , 5.6	(4,363,026,979)	(4,628,067,166)	(4,363,026,979)	(4,628,067,166)
Total loans and accrued interest receivable, net		1,103,932,414,972	1,080,315,980,715	1,059,665,723,537	1,040,691,204,874
PROPERTIES FOR SALE, NET	4.8 , 5.7 , 5.22	31,327,920,504	33,568,847,797	26,126,655,702	27,504,228,886
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES		391,861,028	414,254,174	391,861,028	414,254,174
PREMISES AND EQUIPMENT, NET	4.9 , 5.8	37,798,406,942	29,504,043,057	37,484,053,032	29,205,436,548
DERIVATIVE REVALUATION		6,956,632,380	6,445,898,964	6,904,516,885	6,437,655,306
OTHER ASSETS, NET		10,019,610,532	11,987,004,530	9,559,942,707	11,624,145,808
TOTAL ASSETS		1,806,320,979,590	1,771,931,616,408	1,774,207,027,052	1,740,192,418,357

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT JUNE 30, 2010 AND DECEMBER 31, 2009

Baht

	Notes	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
LIABILITIES AND SHAREHOLDERS' EQUITY					
DEPOSITS	5.9				
Deposits in Baht		1,238,023,438,742	1,244,108,084,711	1,238,027,003,197	1,244,107,818,293
Deposits in foreign currencies		117,381,178,079	116,607,435,875	97,054,704,434	98,869,503,685
Total deposits		1,355,404,616,821	1,360,715,520,586	1,335,081,707,631	1,342,977,321,978
INTERBANK AND MONEY MARKET ITEMS	5.10				
Domestic items					
Interest bearing		57,768,028,014	35,782,506,457	58,455,412,390	36,734,337,934
Non-interest bearing		3,244,454,586	3,786,534,494	3,259,175,019	3,793,422,239
Foreign items					
Interest bearing		31,207,662,944	45,662,893,348	23,996,056,350	35,059,350,422
Non-interest bearing		6,594,302,592	4,170,025,393	6,706,103,066	4,293,063,878
Total interbank and money market items		98,814,448,136	89,401,959,692	92,416,746,825	79,880,174,473
LIABILITIES PAYABLE ON DEMAND		8,777,146,880	7,968,129,851	8,725,504,519	7,946,941,595
BORROWINGS	5.11				
Short-term borrowings		76,676,753,263	71,548,454,784	77,026,753,263	71,748,454,784
Long-term borrowings		8,242,685,211	8,574,103,186	8,242,685,211	8,574,103,186
Total borrowings		84,919,438,474	80,122,557,970	85,269,438,474	80,322,557,970
BANK'S LIABILITIES UNDER ACCEPTANCES		391,861,028	414,254,174	391,861,028	414,254,174
PROVISIONS	4.12 , 5.15	4,433,523,963	4,400,722,709	4,433,523,963	4,400,722,709
DERIVATIVE REVALUATION		5,527,347,019	4,792,987,664	5,480,794,059	4,783,365,863
OTHER LIABILITIES		30,321,626,204	26,653,753,594	27,501,007,599	24,751,469,901
TOTAL LIABILITIES		1,588,590,008,525	1,574,469,886,240	1,559,300,584,098	1,545,476,808,663

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

AS AT JUNE 30, 2010 AND DECEMBER 31, 2009

Baht

	Notes	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)					
SHAREHOLDERS' EQUITY					
SHARE CAPITAL	5.16				
Registered share capital					
1,655,000 preferred shares of Baht 10 each		16,550,000	16,550,000	16,550,000	16,550,000
3,998,345,000 ordinary shares of Baht 10 each		39,983,450,000	39,983,450,000	39,983,450,000	39,983,450,000
Issued and paid-up share capital					
1,908,842,894 ordinary shares of Baht 10 each		19,088,428,940	19,088,428,940	19,088,428,940	19,088,428,940
PREMIUM ON ORDINARY SHARE CAPITAL		56,346,232,013	56,346,232,013	56,346,232,013	56,346,232,013
UNREALIZED INCREMENT PER LAND APPRAISAL	4.9	12,867,563,205	10,191,315,292	12,867,563,205	10,191,315,292
UNREALIZED INCREMENT PER PREMISES APPRAISAL	4.9	10,530,326,104	4,590,839,903	10,530,326,104	4,590,839,903
UNREALIZED GAINS ON INVESTMENTS	4.4	17,776,191,557	13,158,417,506	17,784,100,938	13,175,306,984
FOREIGN EXCHANGE ADJUSTMENT		(2,654,320,717)	(2,071,784,561)	(1,374,440,240)	(1,198,051,076)
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE		45,399,683	45,399,683	-	-
RETAINED EARNINGS					
Appropriated	5.19 , 5.20				
Legal reserve		14,500,000,000	14,000,000,000	14,500,000,000	14,000,000,000
Others		56,500,000,000	56,500,000,000	56,500,000,000	56,500,000,000
Unappropriated		32,047,027,845	24,927,282,982	28,664,231,994	22,021,537,638
TOTAL		217,046,848,630	196,776,131,758	214,906,442,954	194,715,609,694
MINORITY INTEREST		684,122,435	685,598,410	-	-
TOTAL SHAREHOLDERS' EQUITY		217,730,971,065	197,461,730,168	214,906,442,954	194,715,609,694
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		1,806,320,979,590	1,771,931,616,408	1,774,207,027,052	1,740,192,418,357
OFF-BALANCE SHEET ITEMS-CONTINGENCIES	5.21				
AVALS TO BILLS AND GUARANTEES OF LOANS		7,266,101,165	6,748,342,762	6,185,382,553	6,575,620,810
LIABILITY UNDER UNMATURED IMPORT BILLS		13,243,933,376	11,570,792,073	12,893,038,031	11,194,671,481
LETTERS OF CREDIT		32,367,559,734	29,775,066,109	31,252,432,036	29,286,015,937
OTHER CONTINGENCIES		1,095,719,861,785	987,266,164,977	1,090,077,185,373	985,194,359,428

Notes to the financial statements form an integral part of these financial statements

(Mr. Chartsiri Sophonpanich)

President

(Mr. Suvarn Thansathit)

Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTERS ENDED JUNE 30, 2010 AND 2009

(Unaudited - Reviewed)

Baht

	Notes	CONSOLIDATED FINANCIAL STATEMENTS 2010	CONSOLIDATED FINANCIAL STATEMENTS 2009	SEPARATE FINANCIAL STATEMENTS 2010	SEPARATE FINANCIAL STATEMENTS 2009
INTEREST AND DIVIDEND INCOME					
Interest on loans		12,904,517,932	13,523,250,645	12,512,984,879	13,434,810,202
Interest on interbank and money market items		630,349,702	763,836,676	581,078,176	735,028,158
Investments		2,446,811,708	2,385,944,963	2,489,000,884	2,399,897,284
Total interest and dividend income		15,981,679,342	16,673,032,284	15,583,063,939	16,569,735,644
INTEREST EXPENSES					
Interest on deposits		2,005,406,229	2,946,781,856	1,899,245,593	2,872,363,327
Interest on interbank and money market items		363,967,617	199,708,984	307,257,541	195,704,982
Interest on short-term borrowings		206,805,421	427,275,709	207,763,777	418,637,686
Interest on long-term borrowings		344,971,835	364,651,299	344,971,835	364,651,299
Total interest expenses		2,921,151,102	3,938,417,848	2,759,238,746	3,851,357,294
NET INTEREST AND DIVIDEND INCOME		13,060,528,240	12,734,614,436	12,823,825,193	12,718,378,350
BAD DEBT AND DOUBTFUL ACCOUNTS	4.6, 5.5	1,909,484,287	2,309,046,528	1,771,960,885	2,289,681,192
LOSS ON DEBT RESTRUCTURING (REVERSAL)		(27,442,913)	(272,742,965)	(27,442,913)	(272,742,965)
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING		11,178,486,866	10,698,310,873	11,079,307,221	10,701,440,123
NON-INTEREST INCOME					
Gain on investments		2,448,932,961	41,803,185	2,451,830,695	40,141,500
Gain on equity		25,001,003	45,698,323	-	-
Fees and service income					
Acceptances, aval and guarantees		24,574,658	29,629,015	24,147,606	29,629,015
Others		5,155,712,437	4,872,776,613	4,761,545,047	4,506,859,037
Gain on exchange		1,038,073,040	872,816,550	1,103,175,092	862,343,638
Gain on disposal of assets		235,442,771	223,771,005	231,606,562	219,449,231
Other income		82,482,902	156,263,118	78,519,160	161,402,870
Total non-interest income		9,010,219,772	6,242,757,809	8,650,824,162	5,819,825,291
NON-INTEREST EXPENSES					
Personnel expenses		4,138,725,929	3,719,977,093	3,810,946,782	3,526,795,850
Premises and equipment expenses		2,275,513,604	2,114,362,124	2,181,467,747	2,073,303,945
Taxes and duties		739,436,510	665,938,823	723,780,061	656,453,134
Fees and service expenses		1,091,147,864	1,029,348,902	1,060,997,616	1,009,173,150
Directors' remuneration		37,523,472	27,284,723	27,450,000	25,050,000
Contributions to the Deposit Protection Agency		1,253,846,206	1,189,361,624	1,253,846,206	1,189,361,624
Other expenses		1,555,825,138	909,670,635	1,426,691,307	856,802,526
Total non-interest expenses		11,092,018,723	9,655,943,924	10,485,179,719	9,336,940,229
INCOME BEFORE INCOME TAX		9,096,687,915	7,285,124,758	9,244,951,664	7,184,325,185
INCOME TAX EXPENSES		2,224,494,375	2,389,430,115	2,199,419,632	2,354,094,038
NET INCOME		6,872,193,540	4,895,694,643	7,045,532,032	4,830,231,147
ATTRIBUTABLE TO					
Equity holders of the Bank		6,825,684,094	4,859,341,091	7,045,532,032	4,830,231,147
Minority interest		46,509,446	36,353,552	-	-
		6,872,193,540	4,895,694,643	7,045,532,032	4,830,231,147
BASIC EARNINGS PER SHARE	4.19	3.58	2.55	3.69	2.53
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (SHARES)		1,908,842,894	1,908,842,894	1,908,842,894	1,908,842,894

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE HALF YEARS ENDED JUNE 30, 2010 AND 2009

Baht

	Notes	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		2010	2009	2010	2009
INTEREST AND DIVIDEND INCOME					
Interest on loans		25,545,860,242	28,429,049,322	24,790,123,369	28,231,694,020
Interest on interbank and money market items		1,214,313,588	1,347,805,816	1,132,361,170	1,291,320,936
Investments		4,451,985,457	4,636,107,297	4,515,418,350	4,724,954,316
Total interest and dividend income		31,212,159,287	34,412,962,435	30,437,902,889	34,247,969,272
INTEREST EXPENSES					
Interest on deposits		4,041,114,949	7,357,932,504	3,849,541,058	7,196,568,926
Interest on interbank and money market items		671,862,774	443,491,255	546,155,386	428,985,314
Interest on short-term borrowings		407,299,076	999,154,270	409,381,777	979,656,535
Interest on long-term borrowings		693,433,742	733,934,914	693,433,742	733,934,914
Total interest expenses		5,813,710,541	9,534,512,943	5,498,511,963	9,339,145,689
NET INTEREST AND DIVIDEND INCOME		25,398,448,746	24,878,449,492	24,939,390,926	24,908,823,583
BAD DEBT AND DOUBTFUL ACCOUNTS	4.6 , 5.5	4,179,564,611	5,260,307,791	3,962,669,411	5,224,326,487
LOSS ON DEBT RESTRUCTURING (REVERSAL)		(246,990,643)	(1,252,509,940)	(246,990,643)	(1,252,509,940)
NET INTEREST AND DIVIDEND INCOME AFTER BAD DEBT AND DOUBTFUL ACCOUNTS AND LOSS ON DEBT RESTRUCTURING		21,465,874,778	20,870,651,641	21,223,712,158	20,937,007,036
NON-INTEREST INCOME					
Gain on investments		3,041,455,201	349,615,258	3,048,670,621	339,824,149
Gain on equity		53,781,561	151,469,249	-	-
Fees and service income					
Acceptances, aval and guarantees		57,128,986	50,588,056	56,679,011	50,588,056
Others		10,677,505,457	9,564,013,904	9,831,558,817	8,997,933,426
Gain on exchange		2,003,693,734	1,990,988,867	2,058,839,086	1,969,308,577
Gain on disposal of assets		1,362,110,566	437,875,956	452,351,309	374,733,227
Other income		220,784,057	384,113,199	215,601,093	360,225,932
Total non-interest income		17,416,459,562	12,928,664,489	15,663,699,937	12,092,613,367
NON-INTEREST EXPENSES					
Personnel expenses		8,120,937,434	7,351,022,732	7,483,335,094	7,033,488,985
Premises and equipment expenses		4,073,704,362	3,877,632,905	3,894,965,299	3,795,992,348
Taxes and duties		1,344,741,434	1,348,369,369	1,311,536,648	1,339,545,224
Fees and service expenses		2,324,963,989	2,102,542,439	2,270,901,772	2,065,285,021
Directors' remuneration		54,991,627	45,925,769	42,900,000	42,000,000
Contributions to the Deposit Protection Agency		2,507,689,103	2,378,203,958	2,507,689,103	2,378,203,958
Other expenses		2,482,104,024	2,283,955,100	2,284,683,056	2,199,869,025
Total non-interest expenses		20,909,131,973	19,387,652,272	19,796,010,972	18,854,384,561
INCOME BEFORE INCOME TAX		17,973,202,367	14,411,663,858	17,091,401,123	14,175,235,842
INCOME TAX EXPENSES		5,022,111,791	4,639,576,193	4,710,283,459	4,591,185,448
NET INCOME		12,951,090,576	9,772,087,665	12,381,117,664	9,584,050,394
ATTRIBUTABLE TO					
Equity holders of the Bank		12,858,168,171	9,727,968,800	12,381,117,664	9,584,050,394
Minority interest		92,922,405	44,118,865	-	-
		12,951,090,576	9,772,087,665	12,381,117,664	9,584,050,394
BASIC EARNINGS PER SHARE	4.19	6.74	5.10	6.49	5.02
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (SHARES)		1,908,842,894	1,908,842,894	1,908,842,894	1,908,842,894

Notes to the financial statements form an integral part of these financial statements

(Mr. Chartsiri Sophonpanich)
President

(Mr. Suvarn Thansathit)
Senior Executive Vice President

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE HALF YEARS ENDED JUNE 30, 2010 AND 2009

Baht

	Notes	CONSOLIDATED FINANCIAL STATEMENTS												
		Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Unrealized Gains on Investments	Foreign Exchange Adjustment	Unrealized Gains Resulting from the Sale of Shares of a Subsidiary to the Public in Excess of Book Value	Retained Earnings			Total equity attributable to the Bank's shareholders	Minority Interest	Total
									Appropriated		Unappropriated			
									Legal Reserve	Others				
Balance as at January 1, 2009		19,088,428,940	56,346,232,013	10,191,315,292	5,493,374,080	5,886,723,264	(1,566,130,508)	45,399,683	13,000,000,000	46,500,000,000	19,987,235,168	174,972,577,932	630,436,802	175,603,014,734
Unrealized increment per premises appraisal decrease		-	-	-	(447,558,044)	-	-	-	-	-	-	(447,558,044)	-	(447,558,044)
Unrealized gains on investments increase (decrease)		-	-	-	-	1,016,467,616	-	-	-	-	-	1,016,467,616	(6,095,506)	1,010,372,110
Foreign exchange adjustment		-	-	-	-	-	(459,995,363)	-	-	-	-	(459,995,363)	-	(459,995,363)
Gains (losses) recognised in equity		-	-	-	(447,558,044)	1,016,467,616	(459,995,363)	-	-	-	-	108,914,209	(6,095,506)	102,818,703
Net income		-	-	-	-	-	-	-	-	-	9,727,968,800	9,727,968,800	44,118,865	9,772,087,665
Total recognised gains (losses) for the period		-	-	-	(447,558,044)	1,016,467,616	(459,995,363)	-	-	-	9,727,968,800	9,836,883,009	38,023,359	9,874,906,368
Depreciation of building appraisal		-	-	-	-	-	-	-	-	-	447,558,044	447,558,044	-	447,558,044
Dividend paid	5.20	-	-	-	-	-	-	-	-	-	(3,817,685,788)	(3,817,685,788)	(62,013,612)	(3,879,699,400)
Legal reserve	5.19 , 5.20	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-	-	-
Others	5.19 , 5.20	-	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-	-	-
Balance as at June 30, 2009		19,088,428,940	56,346,232,013	10,191,315,292	5,045,816,036	6,903,190,880	(2,026,125,871)	45,399,683	13,500,000,000	51,500,000,000	20,845,076,224	181,439,333,197	606,446,549	182,045,779,746
												-		-
Balance as at January 1, 2010		19,088,428,940	56,346,232,013	10,191,315,292	4,590,839,903	13,158,417,506	(2,071,784,561)	45,399,683	14,000,000,000	56,500,000,000	24,927,282,982	196,776,131,758	685,598,410	197,461,730,168
Unrealized increment per land appraisal increase		-	-	2,676,247,913	-	-	-	-	-	-	-	2,676,247,913	-	2,676,247,913
Unrealized increment per premises appraisal increase		-	-	-	5,939,486,201	-	-	-	-	-	-	5,939,486,201	-	5,939,486,201
Unrealized gains on investments increase		-	-	-	-	4,617,774,051	-	-	-	-	-	4,617,774,051	1,692,345	4,619,466,396
Foreign exchange adjustment		-	-	-	-	-	(582,536,156)	-	-	-	-	(582,536,156)	-	(582,536,156)
Gains (losses) recognised in equity		-	-	2,676,247,913	5,939,486,201	4,617,774,051	(582,536,156)	-	-	-	-	12,650,972,009	1,692,345	12,652,664,354
Net income		-	-	-	-	-	-	-	-	-	12,858,168,171	12,858,168,171	92,922,405	12,951,090,576
Total recognised gains (losses) for the period		-	-	2,676,247,913	5,939,486,201	4,617,774,051	(582,536,156)	-	-	-	12,858,168,171	25,509,140,180	94,614,750	25,603,754,930
Depreciation of building appraisal		-	-	-	-	-	-	-	-	-	466,136,159	466,136,159	-	466,136,159
Realized increment of assets appraisal		-	-	-	-	-	-	-	-	-	21,969,215	21,969,215	-	21,969,215
Dividend paid	5.20	-	-	-	-	-	-	-	-	-	(5,726,528,682)	(5,726,528,682)	(96,090,725)	(5,822,619,407)
Legal reserve	5.19 , 5.20	-	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-	-	-
Balance as at June 30, 2010		19,088,428,940	56,346,232,013	12,867,563,205	10,530,326,104	17,776,191,557	(2,654,320,717)	45,399,683	14,500,000,000	56,500,000,000	32,047,027,845	217,046,848,630	684,122,435	217,730,971,065

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30, 2010 AND 2009

Baht

		SEPARATE FINANCIAL STATEMENTS									
	Notes	Issued and Paid-up Share Capital Ordinary Shares	Premium on Ordinary Share Capital	Unrealized Increment per Land Appraisal	Unrealized Increment per Premises Appraisal	Unrealized Gains on Investments	Foreign Exchange Adjustment	Retained Earnings			Total
								Appropriated		Unappropriated	
								Legal Reserve	Others		
Balance as at January 1, 2009		19,088,428,940	56,346,232,013	10,191,315,292	5,493,374,080	5,866,699,452	(1,107,235,741)	13,000,000,000	46,500,000,000	17,798,507,464	173,177,321,500
Unrealized increment per premises appraisal decrease		-	-	-	(447,558,044)	-	-	-	-	-	(447,558,044)
Unrealized gains on investments increase		-	-	-	-	1,070,152,137	-	-	-	-	1,070,152,137
Foreign exchange adjustment		-	-	-	-	-	(295,788,967)	-	-	-	(295,788,967)
Gains (losses) recognised in equity		-	-	-	(447,558,044)	1,070,152,137	(295,788,967)	-	-	-	326,805,126
Net income		-	-	-	-	-	-	-	-	9,584,050,394	9,584,050,394
Total recognised gains (losses) for the period		-	-	-	(447,558,044)	1,070,152,137	(295,788,967)	-	-	9,584,050,394	9,910,855,520
Depreciation of building appraisal		-	-	-	-	-	-	-	-	447,558,044	447,558,044
Dividend paid	5.20	-	-	-	-	-	-	-	-	(3,817,685,788)	(3,817,685,788)
Legal reserve	5.19 , 5.20	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-
Others	5.19 , 5.20	-	-	-	-	-	-	-	5,000,000,000	(5,000,000,000)	-
Balance as at June 30, 2009		19,088,428,940	56,346,232,013	10,191,315,292	5,045,816,036	6,936,851,589	(1,403,024,708)	13,500,000,000	51,500,000,000	18,512,430,114	179,718,049,276
Balance as at January 1, 2010		19,088,428,940	56,346,232,013	10,191,315,292	4,590,839,903	13,175,306,984	(1,198,051,076)	14,000,000,000	56,500,000,000	22,021,537,638	194,715,609,694
Unrealized increment per land appraisal increase		-	-	2,676,247,913	-	-	-	-	-	-	2,676,247,913
Unrealized increment per premises appraisal increase		-	-	-	5,939,486,201	-	-	-	-	-	5,939,486,201
Unrealized gains on investments increase		-	-	-	-	4,608,793,954	-	-	-	-	4,608,793,954
Foreign exchange adjustment		-	-	-	-	-	(176,389,164)	-	-	-	(176,389,164)
Gains (losses) recognised in equity		-	-	2,676,247,913	5,939,486,201	4,608,793,954	(176,389,164)	-	-	-	13,048,138,904
Net income		-	-	-	-	-	-	-	-	12,381,117,664	12,381,117,664
Total recognised gains (losses) for the period		-	-	2,676,247,913	5,939,486,201	4,608,793,954	(176,389,164)	-	-	12,381,117,664	25,429,256,568
Depreciation of building appraisal		-	-	-	-	-	-	-	-	466,136,159	466,136,159
Realized increment of assets appraisal		-	-	-	-	-	-	-	-	21,969,215	21,969,215
Dividend paid	5.20	-	-	-	-	-	-	-	-	(5,726,528,682)	(5,726,528,682)
Legal reserve	5.19 , 5.20	-	-	-	-	-	-	500,000,000	-	(500,000,000)	-
Balance as at June 30, 2010		19,088,428,940	56,346,232,013	12,867,563,205	10,530,326,104	17,784,100,938	(1,374,440,240)	14,500,000,000	56,500,000,000	28,664,231,994	214,906,442,954

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE HALF YEARS ENDED JUNE 30, 2010 AND 2009

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2010	2009	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES				
Income before income tax	17,973,202,367	14,411,663,858	17,091,401,123	14,175,235,842
Items to reconcile income before income tax				
to cash received (paid) from operating activities				
Depreciation and amortization expenses	1,662,327,710	1,686,620,168	1,613,600,780	1,657,145,642
Bad debt and doubtful accounts	4,179,564,611	5,260,307,791	3,962,669,411	5,224,326,487
Loss on debt restructuring (reversal)	(246,990,643)	(1,252,509,940)	(246,990,643)	(1,252,509,940)
Loss (gain) on foreign exchange	248,709,093	(1,101,610,670)	255,740,518	(1,094,569,867)
Amortization of discount on investment in debt securities	(24,243,673)	(16,798,414)	(21,807,489)	(18,950,089)
Unrealized loss (gain) on revaluation of trading securities	(2,919,213)	120,578,417	(3,201,538)	120,695,027
Unrealized loss on transfer of investments	-	84,525,358	-	84,525,358
Gain on disposal of securities for investments	(3,046,977,282)	(707,648,816)	(3,055,484,755)	(698,629,244)
Loss on impairment of investments	59,847,381	182,441,472	59,847,381	182,510,222
Gain on equity	(53,781,561)	(151,469,249)	-	-
Dividend income from associated companies	6,352,080	77,145,000	-	-
Loss on impairment of properties for sale	250,482,945	336,771,674	108,688,735	307,748,814
Gain on disposal of premises and equipment	(6,145,740)	(8,057,397)	(2,304,276)	(8,158,893)
Loss on revaluation of land and premises	79,509,658	-	79,509,658	-
Loss on impairment of other assets	10,402,965	24,294,457	10,576,543	24,294,457
Provisions expenses	34,009,729	355,131,475	34,009,729	355,131,475
Interest and dividend income	(31,212,159,287)	(34,412,962,435)	(30,437,902,889)	(34,247,969,272)
Interest expenses	5,813,710,541	9,534,512,943	5,498,511,963	9,339,145,689
Proceeds from interest and dividend income	31,449,672,849	35,726,227,620	30,696,557,194	35,570,768,426
Interest expenses paid	(6,613,164,314)	(12,809,276,912)	(6,328,203,584)	(12,625,752,395)
Decrease (increase) in other accrued receivables	(7,295,631)	(42,900,065)	364,978	(81,033)
Increase (decrease) in other accrued expenses	2,521,044,094	(654,154,752)	2,543,101,272	(670,064,752)
Income from operations before changes in operating assets and liabilities	23,075,158,679	16,642,831,583	21,858,684,111	16,424,841,954
Decrease (increase) in operating assets				
Interbank and money market items	(29,267,313,173)	(153,063,697,432)	(34,634,932,547)	(151,698,115,945)
Current investments - trading securities	(6,439,835,429)	(1,472,985,207)	(6,240,560,462)	(1,730,794,058)
Loans	(28,193,654,691)	71,407,286,284	(23,370,588,470)	69,619,552,952
Properties for sale	2,236,835,034	1,314,349,789	2,034,991,134	1,677,273,193
Other assets	1,358,807,540	(562,607,795)	1,521,921,068	(104,540,863)

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE HALF YEARS ENDED JUNE 30, 2010 AND 2009

Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2010	2009	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES (CONTINUED)				
Increase (decrease) in operating liabilities				
Deposits	(5,310,903,765)	45,472,135,709	(7,895,614,348)	44,209,813,150
Interbank and money market items	9,412,488,443	8,445,111,676	12,536,572,352	10,367,672,919
Liabilities payable on demand	809,017,029	1,620,205,450	778,562,925	1,588,555,838
Short-term borrowings	5,136,762,554	23,981,196,138	5,286,762,554	24,514,072,874
Other liabilities	1,780,127,424	(5,132,996,118)	915,819,237	(6,335,784,913)
Cash provided by (used in) operating activities before income tax	(25,402,510,355)	8,650,830,077	(27,208,382,446)	8,532,547,101
Income tax paid	(3,615,794,907)	(3,698,705,831)	(3,459,483,681)	(3,628,012,181)
Net cash provided by (used in) operating activities	(29,018,305,262)	4,952,124,246	(30,667,866,127)	4,904,534,920
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of available-for-sale securities	(76,679,660,628)	(106,731,598,869)	(75,582,090,847)	(104,755,095,102)
Proceeds from disposal of available-for-sale securities	95,236,130,713	83,376,573,536	94,679,144,727	81,382,615,161
Purchase of held-to-maturity debt securities	(17,838,260,216)	(6,451,230,594)	(6,406,800,784)	(3,570,027,269)
Proceeds from redemption of held-to-maturity debt securities	33,421,837,804	20,126,791,416	22,925,812,331	17,212,791,416
Purchase of general investments	(1,650,962,820)	(974,573,610)	(1,650,962,820)	(974,573,610)
Proceeds from disposal of general investments	283,479,191	586,474,900	275,398,754	586,474,900
Purchase of investments in associated companies	-	(42,990,000)	-	(42,990,000)
Proceeds from disposal of investments in associated companies	2,126,699	-	2,126,699	-
Purchase of premises, equipment and leasehold	(831,441,837)	(1,216,243,368)	(776,640,658)	(1,203,333,727)
Proceeds from disposal of premises and equipment	7,638,566	8,444,317	2,828,166	8,416,074
Net cash provided by (used in) investing activities	31,950,887,472	(11,318,352,272)	33,468,815,568	(11,355,722,157)
CASH FLOWS FROM FINANCING ACTIVITIES				
Increase (decrease) in borrowings	47,358,665	(2,844,734)	47,358,665	(2,844,734)
Dividend paid	(5,726,528,682)	(3,817,685,788)	(5,726,528,682)	(3,817,685,788)
Dividend paid for minority interest	(96,090,725)	(62,013,613)	-	-
Net cash used in financing activities	(5,775,260,742)	(3,882,544,135)	(5,679,170,017)	(3,820,530,522)
Effect on cash due to changes in the exchange rates	(74,473,164)	(43,122,602)	(76,967,212)	(42,204,202)
Net decrease in cash and cash equivalents	(2,917,151,696)	(10,291,894,763)	(2,955,187,788)	(10,313,921,961)
Cash and cash equivalents as at January 1,	35,779,903,318	41,505,777,530	35,675,087,007	41,413,640,369
Cash and cash equivalents as at June 30,	32,862,751,622	31,213,882,767	32,719,899,219	31,099,718,408

Notes to the financial statements form an integral part of these financial statements

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF YEARS ENDED JUNE 30, 2010 AND 2009

1. REGULATORY REQUIREMENTS

The Bank is subject to various capital and regulatory requirements administered by the Bank of Thailand (BOT). Under these capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must satisfy specific capital guidelines that involve quantitative measurements of the Bank's assets, liabilities and certain off-balance sheet items calculated in accordance with regulatory requirements. The Bank's capital amounts and classification are also subject to qualitative judgement by the BOT about components, risk weightings and other factors. The Bank believes that as at June 30, 2010 and December 31, 2009, the Bank complied with all capital adequacy requirements. However, these capital and regulatory requirements are subject to change by the BOT.

In January 2004, the Ministry of Finance and the Bank of Thailand announced the Financial Sector Master Plan defining the framework for the financial services industry and the types of financial institutions. In accordance with the said announcement, the Bank submitted a plan in July 2004 to the Bank of Thailand, for approval by the Ministry of Finance, to sell the shares in Bualuang Finance Company Limited to Asia Credit Public Company Limited which had applied for a full banking license.

Following approval from the Ministry of Finance for Asia Credit Public Company Limited to establish a commercial bank in December 2004, the Bank sold all the shares held in Bualuang Finance Company Limited to Asia Credit Public Company Limited in April 2005. In this regard, the Bank must reduce the shareholding in Asia Credit Public Company Limited according the timeframe set by the Ministry of Finance.

In September 2005, the Bank reduced the shareholding in Asia Credit Public Company Limited such that company is no longer an associated company and the remaining investment was transferred to investments in available-for-sale securities and general investments portfolio.

In December 2005, Asia Credit Public Company Limited was granted a commercial banking license from the Ministry of Finance and was renamed ACL Bank Public Company Limited.

In November 2006, the Bank exercised the right to convert the preferred shares in ACL Bank Public Company Limited into common shares. The Bank classified the entire investment in the common shares of the company as available-for-sale securities.

In December 2006, the Bank requested for approval to extend the timeframe for the reduction of the shareholding in ACL Bank Public Company Limited, which was due for execution in that month. The timeframe was extended to June 30, 2007. In June 2007, the Bank requested for another approval for further extension of that portion due for execution in that month. The Ministry of Finance did not approve the request and required the Bank to reduce the remaining shareholding by December 2007 in accordance with previous conditions.

In December 2007, the Bank requested for approval to extend the timeframe for the reduction of all the remaining shareholding aforementioned. In March 2008, the Ministry of Finance had considered but not approved such request, and required the Bank to dispose of the said shares expeditiously.

In September 2009, the Bank had entered into an agreement to sell all of its holding of 306,264,561 shares of ACL Bank Public Company Limited (ACL), representing 19.26% of ACL shares outstanding. The sale transaction took place at the same price and time as the Voluntary Tender Offer that Industrial and Commercial Bank of China Limited (ICBC) had announced that it intends to make for ACL shares. ICBC had also notified us that the Voluntary Tender Offer shall only be made upon ICBC obtaining relevant governmental, regulatory and ACL's shareholder approvals, and the Voluntary Tender Offer was subject to certain conditions including ICBC acquiring at least 51% of all the issued shares of ACL.

In April 2010, the Bank had sold all of its holding of ACL Bank Public Company Limited to Industrial and Commercial Bank of China Limited (ICBC).

2. BASIS FOR PREPARATION OF THE CONSOLIDATED AND THE SEPARATE FINANCIAL STATEMENTS

Bangkok Bank Public Company Limited is a public company registered in the Kingdom of Thailand with its head office located at 333 Silom Road, Bangrak, Bangkok. The Bank's main business is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and some major parts of the world.

2.1 The consolidated and the separate financial statements have been presented in accordance with the regulations of the Stock Exchange of Thailand (SET) regarding the Basis, Conditions and Procedures for the Preparation and Submission of Financial Statements Position and Results of Operations of Listed Companies B.E. 2544 dated January 22, 2001, and with the BOT's Notification regarding the Preparation and Announcement of Financial Statements of Commercial Banks and Parent Companies of Financial Holding Groups dated August 3, 2008.

The financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies.

The preparation of the financial statements in conformity with Generally Accepted Accounting Principles (GAAP) also requires the Bank to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. The actual results may differ from those estimates. The use of accounting judgments and estimates that are of significance are disclosed in Note 3. Further information about methods and key assumptions are set out in the relevant notes.

The Bank prepares its statutory financial statements in the Thai language in conformity with financial accounting standards in Thailand and as stated above. The financial statements are prepared in accordance with accounting principles and practices generally accepted in Thailand.

2.2 The Federation of Accounting Professions has issued the Notification of Federation of Accounting Professions No. 17/2553 dated April 9, 2010 regarding Thai Accounting Standards and Thai Financial Reporting Standards (Revised 2009), which have been announced in the Royal Gazette, as follows :

Thai Accounting Standard/Thai Financial Reporting Standard		**Effective date**
Accounting Framework (Revised 2009)		immediately
Thai Accounting Standard (TAS)		
TAS 1 (Revised 2009)	Presentation of Financial Statements	January 1, 2011
TAS 2 (Revised 2009)	Inventories	January 1, 2011
TAS 7 (Revised 2009)	Statement of Cash Flows	January 1, 2011
TAS 8 (Revised 2009)	Accounting Policies, Changes in Accounting Estimates and Errors	January 1, 2011
TAS 10 (Revised 2009)	Events after the Reporting Period	January 1, 2011
TAS 11 (Revised 2009)	Construction Contracts	January 1, 2011
TAS 12	Income Taxes	January 1, 2013
TAS 17 (Revised 2009)	Leases	January 1, 2011
TAS 20	Accounting for Government Grants and Disclosure of Government Assistance	January 1, 2013
TAS 23 (Revised 2009)	Borrowing Costs	January 1, 2011
TAS 24 (Revised 2009)	Related Party Disclosures	January 1, 2011
TAS 27 (Revised 2009)	Consolidated and Separate Financial Statements	January 1, 2011
TAS 28 (Revised 2009)	Investments in Associates	January 1, 2011
TAS 29	Financial Reporting in Hyperinflationary Economics	January 1, 2011
TAS 31 (Revised 2009)	Interests in Joint Ventures	January 1, 2011
TAS 33 (Revised 2009)	Earnings per Share	January 1, 2011
TAS 34 (Revised 2009)	Interim Financial Reporting	January 1, 2011
TAS 36 (Revised 2009)	Impairment of Assets	January 1, 2011
TAS 37 (Revised 2009)	Provisions, Contingent Liabilities and Contingent Assets	January 1, 2011
TAS 38 (Revised 2009)	Intangible Assets	January 1, 2011
TAS 40 (Revised 2009)	Investment Property	January 1, 2011
Thai Financial Reporting Standard (TFRS)		January 1, 2011
TFRS 5 (Revised 2009)	Non-current Assets Held for Sale and Discontinued Operations	January 1, 2011
TFRS 6	Exploration for and Evaluation of Mineral Resources	January 1, 2011

The Bank has adopted the Accounting Framework (Revised 2009) which has no material impact on the Bank's financial statements. The Bank anticipates that other of the above accounting standards and financial reporting standards will be adopted in the Bank's financial statements when they become effective.

The Bank has considered the impact of the above accounting standards and financial reporting standards that will be effective on January 1, 2011 and determined that they will have no material impact on the Bank's financial statements in the period of initial application except for TAS 1 (Revised 2009) regarding Presentation of Financial Statements and TAS 34 (Revised 2009) regarding Interim Financial Reporting which change requirements regarding the presentation in the financial statements. Therefore it will effect to the reclassification in the financial statements in the period of initial application.

2.3 The consolidated financial statements for the quarters and the half years ended June 30, 2010 and 2009, included the accounts of all branches of the Bank and its subsidiaries, based on the audited financial statements of these companies except for the financial statements of BBL (Cayman) Limited and Sinnsuptawee Asset Management Company Limited which were reviewed, and the consolidated balance sheet as at December 31, 2009, included the accounts of all branches of the Bank and its subsidiaries, based on the audited financial statements of these companies and eliminated significant business transactions and outstanding balances between the Bank and its subsidiaries. The subsidiaries consist of BBL (Cayman) Limited, Bangkok Bank Berhad, Sinnsuptawee Asset Management Company Limited, BBL Asset Management Company Limited, Bualuang Securities Public Company Limited and Bangkok Bank (China) Company Limited. The consolidated financial statements for the quarter and the half year ended June 30, 2009 did not include the financial statements of Bangkok Bank (China) Company Limited as its operation had commenced in the December 2009.

On December 28, 2009, the Bank changed the status of its four overseas branches in the People's Republic of China, located in Shanghai, Beijing, Xiamen and Shenzhen to Bangkok Bank (China) Company Limited, a wholly-owned subsidiary of Bangkok Bank.

In addition, the consolidated financial statements for the quarters and the half years ended June 30, 2010 and 2009 and the consolidated balance sheet as at December 31 2009, also included BBL Nominees (Tempatan) Sdn. Bhd, the 100.00% owned subsidiary of Bangkok Bank Berhad.

The consolidated financial statements for the quarters and the half years ended June 30, 2010 and 2009 and the consolidated balance sheet as at December 31, 2009 did not include the financial statements of Thai Precision Manufacturing Company Limited in which the Bank holds 59.77% stake through debt restructuring as such company's operation was discontinued and is in the process of dissolving. Thai Precision Manufacturing Company Limited reported total assets amounting to Baht 122 million in their audited financial statements for the year ended December 31, 2005.

All subsidiaries of the Bank are registered in the Kingdom of Thailand except for BBL (Cayman) Limited which is registered in the Cayman Islands British West Indies, Bangkok Bank Berhad which is registered in Malaysia and Bangkok Bank (China) Company Limited which is registered in the People's Republic of China.

The consolidated financial statements for the quarters and the half years ended June 30, 2010 and 2009 and the consolidated balance sheet as at December 31, 2009 included interest in associated companies' equity which was determined from the unaudited financial statements of these companies except for the Bank's interest in PCC Capital Company Limited and Thai Digital ID Company Limited which was determined from the audited financial statements for the years ended December 31, 2009 and 2008, respectively.

2.4 The separate financial statements for the quarters and the half years ended June 30, 2010 and 2009 and the separate balance sheet as at December 31, 2009 included the accounts of all branches of the Bank. Investments in subsidiaries and associated companies were accounted for using the cost method, net of valuation allowance for impairment.

3. SIGNIFICANT USE OF ACCOUNTING JUDGMENTS AND ESTIMATES

3.1 Impairment of investments in securities

The Bank assesses the impairment of investments where objective evidence of impairment exists and determines that the investments are impaired when there has been a significant or prolonged decline in the fair value below its cost. This determination of what is significant or prolonged requires the Bank's judgment. In making this judgment, the Bank evaluates the volatility in the investment fair value and other factors which include the estimated future cash flows, the deterioration in the financial position of the issuer of the securities and the operating environment in the industry sector of the issuer.

3.2 Allowance for doubtful accounts

The determination of the allowance for doubtful accounts requires the use of various assumptions and judgments by the Bank, which includes the consideration of objective evidence indicating an adverse change in the capacity of the borrowers to repay loans, the estimated future cash flows to be received from the borrowers, the estimated cash flows from the collateral, the timing of future cash flows, the potential of additional future loss and the economic conditions that may have an impact on the loan default rate. The Bank reviews these estimates and assumptions on a regular basis.

3.3 Provisions

The determination of the provisions on the balance sheet requires the use of various assumptions and judgments by the Bank, taking into consideration the nature of transactions and the circumstances requiring the provisions, the probability of the outflow of economic benefits to settle such obligations and the estimate of the net future cash outflows. The consideration is based on the experience and information that is available at the time that the financial statements are being prepared. The provisions are reviewed regularly. However, the actual results may differ from the estimates.

3.4 Fair value of financial instruments

Fair value is the amount for which an asset can be exchanged, or a liability settled, between knowledgeable and willing parties in an arm's length transaction. The Bank uses different methodologies for determining the fair value of financial instruments depending on the characteristics of the financial instruments and the financial markets in which it operates.

Financial instruments that have standard terms and conditions and are traded on an active and liquid market have their fair values determined by the quoted market prices. For other types of financial instruments, the fair value is determined by using valuation techniques commonly used by market participants including the reference to the fair value of another instrument of a similar nature, the discounted cash flow analysis and pricing models.

The Bank uses its best judgment in estimating the fair values of financial instruments. However, estimation methodologies and assumptions used to estimate fair values are inherently subjective. Accordingly, the use of different estimation methodologies and/or market assumptions may have a significant effect on the estimated fair values.

4. SIGNIFICANT ACCOUNTING POLICIES

4.1 Recognition of interest income

The Bank recognizes interest income from loans on an accrual basis, except for interest which was accrued over 3 months, such interest is recognized when received. The Bank reverses all accrued interest income for items which are no longer on an accrual basis.

4.2 Recognition of interest expenses and other expenses

The Bank recognizes interest expenses and other expenses on an accrual basis.

Costs in issuing share capital are included in non-interest expense.

4.3 Cash

Cash are cash on hand and cash in transit.

4.4 Investments

The Bank's investment portfolios, consisting of debt securities, equity securities and investments in receivables are classified as trading securities, available-for-sale securities, held-to-maturity debt securities, general investment and investment in subsidiaries and associated companies which the Bank presents as current investments, long-term investments, and investments in subsidiaries and associated companies.

Current investments are investments which the Bank intends to hold for one year or less. Current investments include trading securities, available-for-sale securities and debt securities maturing within one year.

Long-term investments are investments which the Bank intends to hold for more than one year. Long-term investments include equity securities that are classified as available-for-sale securities, general investment and debt securities maturing more than one year.

Investment in debt securities or marketable equity securities with readily determinable market values that are acquired with the intent to hold for a short period of time in order to take advantage of anticipated changes in market values are classified as trading securities and carried at fair value. Unrealized gains and losses from changes in fair value are recognized as non-interest income.

Debt securities and investments in receivables for which the Bank has the intent and the ability to hold until maturity are classified as held-to-maturity debt securities and carried at the amortized cost, net of valuation allowances for impairment, if any.

Debt securities, investments in receivables and marketable equity securities with readily determinable market values that are not classified as either held-to-maturity securities, or trading securities or investments in subsidiaries and associated companies are classified as available-for-sale securities and carried at fair value, net of valuation allowances for impairment, if any. The unrealized gains or losses related to available-for-sale securities are reported as a component of shareholders' equity until realized, after which it will be recognized in the statement of income.

Non-marketable equity securities and listed securities acquired through debt restructuring with trading restriction are classified as general investment and carried at cost, net of valuation allowances for impairment, if any.

Investments in subsidiaries and associated companies in the separate financial statements are presented at the cost method, net of valuation allowances for impairment. Investments in associated companies in the consolidated financial statements are presented at the equity method, net of valuation allowances for impairment.

The Bank presents its investments transferred to a subsidiary as securities transferred to subsidiary, classified as available-for-sale securities. Cash received from the aforementioned transfer is presented as other liabilities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

The Bank classifies the non-negotiable promissory note, which is avaled by the Financial Institutions Development Fund (FIDF) and the rights against the promissory note entitled to the Bank by the Thai Asset Management Corporation (TAMC) upon entering into the Asset Transfer Agreement in order to transfer impaired assets of the Bank, as held-to-maturity debt securities.

The Bank recognizes interest income on the aforementioned rights on an accrual basis and concurrently provides reserve for loss sharing from TAMC by the same amount.

Realized gains and losses arising from the sale of debt and equity securities are computed based on the weighted average method and are included in non-interest income.

Interest income on debt securities is recognized on an accrual basis. The amortization of premiums and accretion of discounts use methods that produce a level yield. Dividend is recognized as income on an accrual basis. These are included in interest and dividend income.

Valuation allowances for impairment are established by recognizing an unrealized loss upon impairment of investments in the statement of income as per the Bank's assessment.

The fair value calculation of debt instruments

- For debt instruments of government, state enterprise bonds and other domestic debt instruments, the Thai Bond Market Association debt instruments bid yield is used in the case where debt instruments are listed in the Thai Bond Market Association. For such debt instruments that are not listed in the Thai Bond Market Association, the average bid yield from three reliable financial institutions will be used.

- For foreign debt instruments, the value quoted by reliable international financial institutions will be used.

The fair value determination of equity securities

- For marketable equity securities with readily determinable market values, the fair value is determined by the last bid price on The Stock Exchange of Thailand on the last business day of the period. If the last bid price is not available, the last closing price will be used.

- Investment in marketable unit trusts are stated at fair value based on redemption value as at the end of the period.

4.5 Loans

Overdrafts are carried at the drawn amounts including interest. Other loans are carried at the principal amounts. Unearned discounts on bills are eliminated from loans (See Note 5.4).

4.6 Allowance for doubtful accounts

The BOT allows banks to classify loans and set up the allowance for doubtful accounts on an account-by-account basis or on a customer basis. In this respect, the Bank has chosen to classify loans and set up the allowance for doubtful accounts on a customer basis, such that all loans extended to a customer are classified at the lowest quality category of such customer and the allowance for doubtful accounts is determined according to the loan classification. The Bank also performs qualitative reviews of loans and commitments in accordance with the guidelines of the BOT.

As at June 30, 2010, the Bank had set up the minimum allowance for doubtful accounts in accordance with the BOT's Notification regarding the Classification and Allowance of Financial Institutions dated August 3, 2008 and the Notification regarding the Collateral Appraisal and Immovable Assets for Sale Received from Debt Repayment of Financial Institutions dated December 9, 2009.

As at December 31, 2009, the Bank had set up the minimum allowance for doubtful accounts in accordance with the BOT's Notification regarding the Classification and Allowance of Financial Institutions and the Notification regarding the Collateral Appraisal and Immovable Assets for Sale Received from Debt Repayment of Financial Institutions dated August 3, 2008.

The Bank had set up the allowance for doubtful accounts for non-performing loans in an amount equal to the difference between the book value of the outstanding loan and the present value of estimated future cash flows from the debtor, or the difference between the book value of the outstanding loan and the present value of estimated future cash flows from the disposal of collateral. For performing loans, the Bank had set up the allowance for doubtful accounts in accordance with the minimum percentage of the BOT's guidelines. The Bank had also determined to set up the allowance for doubtful accounts for a group of loans having similar credit risk characteristics in an amount of collective impairment by using the historical loss experience method (See Note 5.4.5). Furthermore, the Bank had set aside an additional allowance for doubtful accounts in excess of the minimum BOT's requirement by taking into consideration the potential additional loss arising from changes in economic and legal environment and other factors that may impact the ability of the debtors in meeting their obligations under the loan agreements.

Debts that are determined to be irrecoverable are written off in the period in which the decision is taken. Bad debts recovered are recorded as an increase in allowance for doubtful accounts.

In the event of a loss on debt restructuring, the Bank will reduce bad debt and doubtful accounts and allowance for doubtful accounts by either the loss on debt restructuring or the allowance for doubtful accounts for that debtor as of the previous period, whichever is the lower.

4.7 Troubled debt restructurings

The Bank's restructuring methodology includes reduction of principal and/or accrued interest receivable, asset transfer, debt-equity conversion, and modification of payment schedule.

For debt repayment through asset transfer or debt-equity conversion according to debt restructuring contract, the Bank recognizes the transferred asset or equity conservatively at the lower of recorded loan amount or asset fair value, the effect of which is not materially different from recording the transfer at the fair value following Thai Accounting Standard regarding Accounting for Troubled Debt Restructurings.

For debt restructuring using modification of payment schedule, the Bank calculates the fair value of loans based on the present value of the expected future cash flows discounted by the market rate. The Bank applies lending interest rate published by the Bank and in force at the time of restructuring as the discount rate in calculating the resulting future loss, and recognizes this loss on restructuring as expense immediately upon restructuring. Subsequently, the Bank recalculates the above mentioned future loss periodically using the lending interest rate published by the Bank and in force as at the balance sheet date as the discount rate and recognizes the change of the above mentioned future loss as an increase or a decrease in expense in loss on restructuring accounts.

4.8 Properties for sale

Properties for sale consist of immovable and movable properties which are stated at the lower of cost or market value at the date of acquisition. In the event where the Bank considers that there is a decline in net realizable value, the impairment is recognized in the statement of income as a non-interest expense.

Net realizable value is estimated based on the appraised value together with other factors which can affect the realizable value such as related selling expenses and future discounts expenses.

Gains or losses on disposal of such properties for sale are recognized as non-interest income or expense on the date of disposal.

The Bank had complied with the BOT's Notification regarding the Immovable Properties for Sale, and the Rules of the Purchase and Holding of Immovable Properties to be used as Premises for Business of Commercial Banks or as Facilities for its Officers and Employees dated December 11, 2009 and the Accounting Rules for Financial Institutions in relations to the Sales of Properties for Sale dated August 3, 2008.

4.9 Premises, equipment and depreciation

Land is stated at the new appraised value. Premises are stated at the new appraised value net of accumulated depreciation. Equipment is stated at cost net of accumulated depreciation.

The land and premises reappraisal are done by independent professional appraisers according to the guidelines established by the BOT based on market value method for land and replacement cost method net of accumulated depreciation for premises, and the increment resulting from the appraisal is recognized as part of shareholders' equity as unrealized increment per land and premises appraisal. Depreciation of the premises appraisal increase is recognized as an expense in the statement of income and the unrealized increment per premises appraisal is amortized by transferring to retained earnings an amount equal to such depreciation. Land and premises appraisal decrease is charged directly against any prior appraisal increase for the particular asset. The residual appraisal decrease is recognized as an expense in the statement of income.

Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets, as follows :

Premises-reappraised	20 - 30	years
Premises-newly constructed	20	years
Equipment	5	years

Premises and equipment in foreign countries are depreciated at the legal rates applicable in each locality.

4.10 Legal expense paid in advance

Legal expense paid in advance represents legal expense paid for the prosecution of defaulting debtors. All legal expense paid for the prosecution of defaulting debtors is

recorded as legal expense in the period in which it was incurred and repayment of such expense by debtors is recorded as other income.

4.11 Leaseholds

Leaseholds are stated at cost less amortization. Amortization charge is calculated by the straight-line method, based on the lease period, which range between 2-30 years. Leaseholds in foreign countries are amortized at the legal rates applicable in each locality.

4.12 Provisions

The Bank recognizes provisions in the balance sheet when the Bank has obligations as a result of a past event and where it is probable that there will be an outflow of economic benefits to settle such obligations. The provisions, such as the provisions for off-balance sheet contingencies, the probable loss arising from the impaired assets transferred to the TAMC (See Note 5.4.9), the probable loss on legal indemnity, and other provisions, have been recognized in the balance sheet.

The Bank recognizes the provisions as other expenses in the statement of income and as other liabilities in the balance sheet.

The Bank reviews the provisions on a regular basis, and recognizes the changes in the provisions as increase or decrease in other expenses.

4.13 Assets and liabilities in foreign currencies

Transactions denominated in foreign currencies are translated into Baht at the rates of exchange prevailing at the transaction dates. Balances of assets and liabilities in foreign currencies including the balance sheets of overseas branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the period. Statements of income of overseas branches and foreign subsidiaries are converted at the reference rates, as announced by the BOT at the end of the month.

Gains and losses on foreign transactions and translation gains and losses are recognized in the statements of income. Foreign exchange translation of the financial statements of overseas branches and foreign subsidiaries are included as a component in shareholders' equity.

4.14 Sales of note receivables

For the sales of bills of exchange and promissory notes, purchased by the Bank, to the public, realized gains or losses are computed based on the purchasing cost and are included in non-interest income or expense.

4.15 Derivatives

Forward foreign exchange contracts entered into for trading purposes are marked to market. Gains or losses on such contracts are taken to and included in non-interest income in

statements of income in the current period. Contracts entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

Interest rate swap and currency swap agreements entered into for trading purposes are valued at their net present value after allowance for future costs and risk exposure. Gains and losses on such agreements are taken to statements of income in the current period. Agreements entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the hedged item.

4.16 Embedded derivative

An embedded derivative is a component of a hybrid or combined instrument that also includes a non-derivative host contract. An embedded derivative causes some or all of the cash flows that otherwise would be required by the contract to be modified according to the specified variable. The Bank recognizes, classifies and accounts for the embedded derivative in accordance with the BOT's Notification. The Bank has complied with the BOT's Notification regarding the Approval for Commercial Banks to Invest in Collateralized Debt Obligations, dated August 3, 2008. An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following criteria are met, namely that the embedded derivative has economic characteristics and risks that is not closely related to that of the host contract, and which when separated from the host contract would still meet the definition of a derivative, and where the hybrid instrument is not measured at fair value with changes in fair value recognized in profit or loss. An embedded derivative that is separated from the host contract is classified as held for trading and is presented at fair value with changes in fair value recognized in profit and loss. The related host contract is recognized, classified and measured according to the related accounting policy. An embedded derivative in a hybrid instrument which does not meet the aforementioned criteria is accounted for under the host contract.

4.17 Provident fund

On June 27, 1990, the Bank registered the provident fund, which is managed by external fund manager, for its staff in accordance with the Provident Fund Act B.E. 2530 (1987). According to the Fund regulations, every employee is entitled to apply for membership. The participating employees' contribution to the fund is at the rate of 5.50% of salary for executive level and 3.00% or 5.50% of salary for non-executives, while the Bank's contribution is at the rate of 5.50%. The employees are entitled to benefits according to the Fund regulations.

The provident fund for overseas branches are established in accordance with each country's legal requirement and any withdrawal is made in compliance therewith.

The Bank records the contribution to the provident fund as personnel expenses in statements of income on an accrual basis.

4.18 Income taxes

The Bank recorded income tax expense on accrual basis, if any, based on the tax amount estimated.

4.19 Earnings per share

Basic earnings per share are calculated by dividing the net income by the average number of ordinary shares outstanding and issued during the period, weighted according to time and amount paid.

Diluted earnings per share are computed from adjusting the net income attributable to ordinary shares and adjusting the number of ordinary shares by the effect of dilutive potential ordinary shares.

5. ADDITIONAL INFORMATION

5.1 Supplementary disclosures of cash flow information

Significant non-cash items for the half years ended June 30, 2010 and 2009 are as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	2010	2009	2010	2009
Unrealized gains on investments in shareholders' equity increase	4,618	1,016	4,609	1,070
Properties for sale increased from loans payment/inactive assets	767	1,193	767	1,193
Unrealized increment per land and premises appraisal transferred to retained earnings	488	448	488	448
Unrealized increment per land and premises appraisal increase	9,104	-	9,104	-

5.2 Interbank and money market items (assets)

Interbank and money market items (assets) consisted of the following as at June 30, 2010 and December 31 2009 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2010			December 31, 2009		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	12,913	166,600	179,513	7,626	129,000	136,626
Commercial banks	560	3,248	3,808	708	290	998
Other banks	4	-	4	7	-	7
Finance companies, securities companies and credit foncier companies	1,346	621	1,967	113	379	492
Other financial institutions	60	10,115	10,175	19	3,550	3,569
Total	14,883	180,584	195,467	8,473	133,219	141,692
Add Accrued interest receivables	-	31	31	1	30	31
Less Allowance for doubtful accounts	(1)	(120)	(121)	(1)	(30)	(31)
Total domestic items	14,882	180,495	195,377	8,473	133,219	141,692
Foreign items						
USD	2,420	44,167	46,587	8,239	52,504	60,743
JPY	2,738	1,833	4,571	2,484	3,443	5,927
EUR	188	2,201	2,389	164	2,340	2,504
Others	4,454	6,463	10,917	6,730	13,068	19,798
Total	9,800	54,664	64,464	17,617	71,355	88,972
Add Accrued interest receivables	1	72	73	-	114	114
Less Allowance for doubtful Accounts	-	(5)	(5)	-	(3)	(3)
Total foreign items	9,801	54,731	64,532	17,617	71,466	89,083
Total domestic and foreign items	24,683	235,226	259,909	26,090	204,685	230,775

Million Baht

SEPARATE FINANCIAL STATEMENTS

	June 30, 2010			December 31, 2009		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	12,913	166,600	179,513	7,626	129,000	136,626
Commercial banks	165	3,152	3,317	82	101	183
Other banks	4	-	4	7	-	7
Finance companies, securities companies and credit foncier companies	51	605	656	-	330	330
Other financial institutions	60	10,115	10,175	19	3,550	3,569
Total	13,193	180,472	193,665	7,734	132,981	140,715
Add Accrued interest receivables	-	30	30	-	30	30
Less Allowance for doubtful accounts	(1)	(120)	(121)	(1)	(30)	(31)
Total domestic items	13,192	180,382	193,574	7,733	132,981	140,714
Foreign items						
USD	2,114	49,041	51,155	4,107	55,897	60,004
JPY	2,738	2,103	4,841	2,484	3,443	5,927
EUR	163	2,201	2,364	140	2,340	2,480
Others	3,472	2,439	5,911	4,838	9,336	14,174
Total	8,487	55,784	64,271	11,569	71,016	82,585
Add Accrued interest receivables	-	50	50	-	100	100
Less Allowance for doubtful accounts	-	(2)	(2)	-	-	-
Total foreign items	8,487	55,832	64,319	11,569	71,116	82,685
Total domestic and foreign items	21,679	236,214	257,893	19,302	204,097	223,399

5.3 Investments

5.3.1 Investments consisted of the following as at June 30, 2010 and December 31, 2009 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
Trading securities	9,061	2,611	8,629	2,378
Available-for-sale securities	268,479	279,374	266,223	277,697
Held-to-maturity debt securities	31,348	46,809	29,402	45,812
General investments	13,631	13,784	13,613	13,759
Investments in subsidiaries and associated companies (Note 5.3.2)	603	563	25,595	25,596
Total investments, net	323,122	343,141	343,462	365,242

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2010			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	8,635	4	(2)	8,637
Foreign debt securities	396	-	-	396
Domestic marketable equity securities	28	-	-	28
Total	9,059	4	(2)	9,061
Add (less) Revaluation allowance	2			-
Total	9,061			9,061
Available-for-sale securities				
Government and state enterprise securities	70,325	227	(4)	70,548
Private enterprise debt securities	768	22	-	790
Foreign debt securities	11,621	11	(254)	11,378
Domestic marketable equity securities	129	2	-	131
Total	82,843	262	(258)	82,847
Add (less) Revaluation allowance	246			-
Less Allowance for impairment	(242)			-
Total	82,847			82,847
Held-to-maturity debt securities				
Government and state enterprise securities	10,471	19	-	10,490
Foreign debt securities	2,821	1	(1)	2,821
Total	13,292	20	(1)	13,311
Total current investments, net	105,200			105,219

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2010			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	122,554	1,981	(32)	124,503
Private enterprise debt securities	8,047	476	(6)	8,517
Foreign debt securities	25,911	377	(1,552)	24,736
Domestic marketable equity securities	16,975	8,923	(1,970)	23,928
Foreign marketable equity securities	1,177	507	(35)	1,649
Securities transferred to subsidiary (Note 4.4)	291	2,008	-	2,299
Total	174,955	14,272	(3,595)	185,632
Add (less) Revaluation allowance	15,887			-
Less Allowance for impairment	(5,210)			-
Total	185,632			185,632
Held-to-maturity debt securities				
Government and state enterprise securities	16,513	140	-	16,653
Private enterprise debt securities	707	136	-	843
Foreign debt securities	836	2	(1)	837
Total	18,056	278	(1)	18,333
General investments				
Regular equity securities				
Domestic non-marketable equity securities	5,765			13,147
Foreign non-marketable equity securities	8,553			10,575
Total regular equity securities	14,318			23,722
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	18			150
Non-listed securities	1,465			2,937
Total	1,483			3,087
Foreign non-marketable equity securities	161			571
Total equity securities received through debt restructuring	1,644			3,658
Total	15,962			27,380
Less Allowance for impairment	(2,331)			-
Total	13,631			27,380
Total long-term investments, net	217,319			231,345

	Million Baht			
	CONSOLIDATED FINANCIAL STATEMENTS			
	DECEMBER 31, 2009			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	2,218	2	(2)	2,218
Foreign debt securities	357	-	(1)	356
Domestic marketable equity securities	37	-	-	37
Total	2,612	2	(3)	2,611
Add (less) Revaluation allowance	(1)			-
Total	2,611			2,611
Available-for-sale securities				
Government and state enterprise securities	68,367	139	(5)	68,501
Private enterprise debt securities	284	3	-	287
Foreign debt securities	14,041	15	(678)	13,378
Domestic marketable equity securities	150	1	(2)	149
Total	82,842	158	(685)	82,315
Add (less) Revaluation allowance	138			-
Less Allowance for impairment	(665)			-
Total	82,315			82,315
Held-to-maturity debt securities				
Government and state enterprise securities	22,349	47	-	22,396
Foreign debt securities	2,145	7	-	2,152
Total	24,494	54	-	24,548
General investments				
Regular equity securities				
Domestic non-marketable equity securities	8			8
Total current investments, net	109,428			109,482

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2009			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	146,977	1,686	(681)	147,982
Private enterprise debt securities	8,618	279	(31)	8,866
Foreign debt securities	18,583	238	(1,948)	16,873
Domestic marketable equity securities	15,261	6,412	(2,163)	19,510
Foreign marketable equity securities	1,211	495	(48)	1,658
Securities transferred to subsidiary (Note 4.4)	291	1,879	-	2,170
Total	190,941	10,989	(4,871)	197,059
Add (less) Revaluation allowance	11,663			-
Less Allowance for impairment	(5,545)			-
Total	197,059			197,059
Held-to-maturity debt securities				
Government and state enterprise securities	21,129	75	(21)	21,183
Private enterprise debt securities	707	100	-	807
Foreign debt securities	479	4	-	483
Total	22,315	179	(21)	22,473
General investments				
Regular equity securities				
Domestic non-marketable equity securities	6,854			14,505
Foreign non-marketable equity securities	7,595			7,480
Total regular equity securities	14,449			21,985
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	21			150
Non-listed securities	1,407			3,055
Total	1,428			3,205
Foreign non-marketable equity securities	166			587
Total equity securities received through debt restructuring	1,594			3,792
Total	16,043			25,777
Less Allowance for impairment	(2,267)			-
Total	13,776			25,777
Total long-term investments, net	233,150			245,309

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2010			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	8,627	4	(2)	8,629
Add (less) Revaluation allowance	2			-
Total	8,629			8,629
Available-for-sale securities				
Government and state enterprise securities	70,325	227	(4)	70,548
Private enterprise debt securities	768	22	-	790
Foreign debt securities	11,571	11	(254)	11,328
Total	82,664	260	(258)	82,666
Add (less) Revaluation allowance	244			-
Less Allowance for impairment	(242)			-
Total	82,666			82,666
Held-to-maturity debt securities				
Government and state enterprise securities	9,480	19	-	9,499
Foreign debt securities	2,673	-	(1)	2,672
Total	12,153	19	(1)	12,171
Total current investments, net	103,448			103,466

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2010			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	122,554	1,981	(32)	124,503
Private enterprise debt securities	8,047	476	(6)	8,517
Foreign debt securities	23,907	377	(1,541)	22,743
Domestic marketable equity securities	16,895	8,921	(1,970)	23,846
Foreign marketable equity securities	1,177	507	(35)	1,649
Securities transferred to subsidiary (Note 4.4)	291	2,008	-	2,299
Total	172,871	14,270	(3,584)	183,557
Add (less) Revaluation allowance	15,896			-
Less Allowance for impairment	(5,210)			-
Total	183,557			183,557
Held-to-maturity debt securities				
Government and state enterprise securities	16,513	140	-	16,653
Private enterprise debt securities	700	136	-	836
Foreign debt securities	36	1	-	37
Total	17,249	277	-	17,526
General investments				
Regular equity securities				
Domestic non-marketable equity securities	5,756			13,135
Foreign non-marketable equity securities	8,544			10,485
Total regular equity securities	14,300			23,620
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	18			150
Non-listed securities	1,465			2,937
Total	1,483			3,087
Foreign non-marketable equity securities	161			571
Total equity securities received through debt restructuring	1,644			3,658
Total	15,944			27,278
Less Allowance for impairment	(2,331)			-
Total	13,613			27,278
Total long-term investments, net	214,419			228,361

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2009			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Current investments				
Trading securities				
Government and state enterprise securities	2,217	2	(2)	2,217
Foreign debt securities	162	-	(1)	161
Total	2,379	2	(3)	2,378
Add (less) Revaluation allowance	(1)			-
Total	2,378			2,378
Available-for-sale securities				
Government and state enterprise securities	68,367	139	(5)	68,501
Private enterprise debt securities	284	3	-	287
Foreign debt securities	13,993	15	(678)	13,330
Total	82,644	157	(683)	82,118
Add (less) Revaluation allowance	139			-
Less Allowance for impairment	(665)			-
Total	82,118			82,118
Held-to-maturity debt securities				
Government and state enterprise securities	21,799	47	-	21,846
Foreign debt securities	2,145	7	-	2,152
Total	23,944	54	-	23,998
Total current investments, net	108,440			108,494

				Million Baht
	SEPARATE FINANCIAL STATEMENTS			
	DECEMBER 31, 2009			
	Cost/ Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Long-term investments				
Available-for-sale securities				
Government and state enterprise securities	146,977	1,686	(681)	147,982
Private enterprise debt securities	8,618	279	(31)	8,866
Foreign debt securities	17,195	238	(1,931)	15,502
Domestic marketable equity securities	15,153	6,411	(2,163)	19,401
Foreign marketable equity securities	1,211	495	(48)	1,658
Securities transferred to subsidiary (Note 4.4)	291	1,879	-	2,170
Total	189,445	10,988	(4,854)	195,579
Add (less) Revaluation allowance	11,679			-
Less Allowance for impairment	(5,545)			-
Total	195,579			195,579
Held-to-maturity debt securities				
Government and state enterprise securities	21,129	75	(21)	21,183
Private enterprise debt securities	700	100	-	800
Foreign debt securities	39	2	-	41
Total	21,868	177	(21)	22,024
General investments				
Regular equity securities				
Domestic non-marketable equity securities	6,845			14,494
Foreign non-marketable equity securities	7,587			7,401
Total regular equity securities	14,432			21,895
Equity securities received through debt restructuring				
Domestic non-marketable equity securities				
Listed securities	21			150
Non-listed securities	1,407			3,055
Total	1,428			3,205
Foreign non-marketable equity securities	166			587
Total equity securities received through debt restructuring	1,594			3,792
Total	16,026			25,687
Less Allowance for impairment	(2,267)			-
Total	13,759			25,687
Total long-term investments, net	231,206			243,290

Investments classified in accordance with the notification of the BOT as at June 30, 2010 and December 31, 2009 are presented in Note 5.4.10

Investments in certain companies where there is a shareholding of 20% or more from debt restructuring are accounted for by the cost method, net of valuation allowance for impairment and are classified as general investments. As at June 30, 2010 and December 31, 2009, such item consisted of the investment in Thai Precision Manufacturing Co., Ltd. because the company has discontinued operations and is in the process of dissolution.

The Bank has investments in associated companies from debt restructuring for which the shareholding in excess of the legal limit has been approved by the BOT. According to the Notification of the Federation of Accounting Professions No. 27/2550 dated August 15, 2007, the Bank is waived from applying the equity method for such investments and has therefore accounted for them by using the cost method, net of valuation allowance for impairment. As at June 30, 2010, this consisted of the investments in Tri Eagles Co., Ltd. and Sammitr Motors Manufacturing PCL. and as at December 31, 2009, this consisted of the investments in Tri Eagles Co., Ltd., Sammitr Motors Manufacturing PCL. and CBNP (Thailand) Co., Ltd. (See Note 5.3.3).

As at June 30, 2010 and December 31, 2009, the Bank had investments in 25 companies and 27 companies, amounting to cost value of Baht 422 million and Baht 422 million, respectively, which are companies whose prospects as a going concern are uncertain or are unlisted companies but whose financial positions and operations would fall under the SET delisting criteria. The Bank had set aside allowance for impairment of these investments amounting to Baht 420 million and Baht 419 million, respectively. These companies had a net book value totaling Baht 2 million and Baht 3 million, respectively.

As at June 30, 2010 and December 31, 2009, the Bank had investments in 5 listed companies and 5 listed companies, respectively, that are under the SET delisting criteria, amounting to Baht 130 million and Baht 130 million, respectively with the fair value of Baht 59 million and Baht 59 million, respectively. The Bank had set aside allowance for impairment of these investments amounting to Baht 71 million and Baht 71 million, respectively.

For the half years ended June 30, 2010 and 2009, the Bank has set aside allowances for impairment of investments amounting to Baht 60 million and Baht 183 million, respectively.

As at June 30, 2010 and December 31, 2009, investments in government and state enterprise securities that have been classified as held-to-maturity debt securities, included the non-negotiable promissory notes from TAMC, amounting to Baht 12,149 million and Baht 12,903 million, respectively. (See Note 5.4.9).

On December 30, 2004, the Bank entered into a transaction to transfer certain investments classified as available-for-sale securities received from debt restructuring to Sinnsuptawee Asset Management Co., Ltd., a subsidiary of the Bank, at the

closing price on December 28, 2004 quoted on The Stock Exchange of Thailand in the amount of Baht 3,323 million. The proceeds from the aforementioned transfer were recorded as other liabilities and the related securities recorded as securities transferred to subsidiary under available-for-sale securities in accordance with the Thai accounting practice guideline regarding the transferring and taking of transfer of financial assets.

In 2006, the subsidiary had partially disposed the investment and recognized gain on sale of investment amounting to Baht 1,335 million. The Bank recorded such transaction by reducing other liabilities by Baht 1,732 million, and recognized gain on sale of investment amounting to Baht 1,341 million.

In 2009, the subsidiary had partially disposed the investment and recognized loss on sale of investment amounting to Baht 133 million. The Bank recorded such transaction by reducing other liabilities by Baht 186 million, and recognized gain on sale of investment amounting to Baht 173 million.

In 2010, the subsidiary had partially disposed the investment and recognized loss on sale of investment amounting to Baht 3 million. The Bank recorded such transaction by reducing other liabilities by Baht 5 million, and recognized gain on sale of investment amounting to Baht 4 million.

The contractual maturity of the Bank's investments in debt securities classified as available-for-sale securities and held-to-maturity debt securities as at June 30, 2010 and December 31, 2009 are presented below. Expected maturities may differ from contractual maturities due to some borrowers having the right to call or prepay obligations with or without prepayment penalties.

MATURITY SCHEDULE OF DEBT SECURITIES

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS			
	JUNE 30, 2010			
	MATURITY			
	1 Year	Over 1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	70,325	114,176	8,378	192,879
Private enterprise debt securities	768	6,475	1,572	8,815
Foreign debt securities	11,621	22,111	3,800	37,532
Total	82,714	142,762	13,750	239,226
Add (less) Revaluation allowance	244	4,667	646	5,557
Less Allowance for impairment	(242)	(3,432)	(637)	(4,311)
Total	82,716	143,997	13,759	240,472
Held-to-maturity debt securities				
Government and state enterprise securities	10,471	15,964	549	26,984
Private enterprise debt securities	-	7	700	707
Foreign debt securities	2,821	831	5	3,657
Total	13,292	16,802	1,254	31,348
Total debt securities	96,008	160,799	15,013	271,820

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2009 MATURITY			
	1 Year	Over 1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	68,367	130,513	16,464	215,344
Private enterprise debt securities	284	7,046	1,572	8,902
Foreign debt securities	14,041	15,881	2,702	32,624
Total	82,692	153,440	20,738	256,870
Add (less) Revaluation allowance	139	3,303	645	4,087
Less Allowance for impairment	(665)	(3,440)	(965)	(5,070)
Total	82,166	153,303	20,418	255,887
Held-to-maturity debt securities				
Government and state enterprise securities	22,349	20,577	552	43,478
Private enterprise debt securities	-	7	700	707
Foreign debt securities	2,145	475	4	2,624
Total	24,494	21,059	1,256	46,809
Total debt securities	106,660	174,362	21,674	302,696

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2010 MATURITY			
	1 Year	Over 1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	70,325	114,176	8,378	192,879
Private enterprise debt securities	768	6,475	1,572	8,815
Foreign debt securities	11,571	20,156	3,751	35,478
Total	82,664	140,807	13,701	237,172
Add (less) Revaluation allowance	244	4,678	646	5,568
Less Allowance for impairment	(242)	(3,432)	(637)	(4,311)
Total	82,666	142,053	13,710	238,429
Held-to-maturity debt securities				
Government and state enterprise securities	9,480	15,964	549	25,993
Private enterprise debt securities	-	-	700	700
Foreign debt securities	2,673	31	5	2,709
Total	12,153	15,995	1,254	29,402
Total debt securities	94,819	158,048	14,964	267,831

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2009			
	MATURITY			
	1 Year	Over 1 to 5 Years	Over 5 Years	Total
Available-for-sale securities				
Government and state enterprise securities	68,367	130,513	16,464	215,344
Private enterprise debt securities	284	7,046	1,572	8,902
Foreign debt securities	13,993	14,687	2,508	31,188
Total	82,644	152,246	20,544	255,434
Add (less) Revaluation allowance	139	3,316	649	4,104
Less Allowance for impairment	(665)	(3,440)	(965)	(5,070)
Total	82,118	152,122	20,228	254,468
Held-to-maturity debt securities				
Government and state enterprise securities	21,799	20,577	552	42,928
Private enterprise debt securities	-	-	700	700
Foreign debt securities	2,145	35	4	2,184
Total	23,944	20,612	1,256	45,812
Total debt securities	106,062	172,734	21,484	300,280

5.3.2 As at June 30, 2010 and December 31, 2009, the Bank had investments in subsidiaries and associated companies, net as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2010					
Company	Type of Business	Type of Shares	Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend* Received
Associated companies						
BSL Leasing Co., Ltd.	Finance	Ordinary share	36.29%	43	333	2
Processing Center Co., Ltd.	Service	Ordinary share	30.82%	15	110	4
WTA (Thailand) Co., Ltd.	Service	Ordinary share	24.90%	-	-	-
National ITMX Co., Ltd.	Service	Ordinary share	24.81%	13	79	-
PCC Capital Co., Ltd.**	Service	Ordinary share	30.82%	-	72	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	30.82%	-	9	-
Total				71	603	
Less Allowance for impairment				(2)	-	
Investments in associated companies, net				69	603	

* Dividend received for the half year ended June 30, 2010.

** Being associated companies of the Bank through indirect holdings of other associated companies.

Million Baht

Company	Type of Business	Type of Shares	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2009 Direct and Indirect Share Holding	Investment (Cost Method)	Investment (Equity Method)	Dividend Received *
Associated companies						
BSL Leasing Co., Ltd.	Finance	Ordinary share	36.29%	43	306	2
Processing Center Co., Ltd.	Service	Ordinary share	30.82%	15	111	75
WTA (Thailand) Co., Ltd.	Service	Ordinary share	24.90%	-	-	-
National ITMX Co., Ltd.	Service	Ordinary share	27.44%	14	70	-
PCC Capital Co., Ltd. **	Service	Ordinary share	30.82%	-	68	-
Thai Digital ID Co., Ltd. **	Service	Ordinary share	30.82%	-	8	-
Total				72	563	
Less Allowance for impairment				(2)	-	
Investments in associated companies, net				70	563	

Million Baht

Company	Type of Business	Type of Shares	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2010 Direct and Indirect Share Holding	Investment (Cost Method)	Dividend Received ***
Subsidiaries					
BBL (Cayman) Limited	Finance	Ordinary share	100.00%	2	-
Bangkok Bank Berhad	Banking	Ordinary share	100.00%	2,780	-
Sinnsuptawee Asset Management Co., Ltd.	Asset management	Ordinary share	100.00%	2,500	-
Bangkok Bank (China) Co., Ltd.	Banking	Ordinary share	100.00%	19,585	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	77.21%	183	52
Bualuang Securities PCL.	Securities	Ordinary share	56.34%	571	102
Associated companies					
BSL Leasing Co., Ltd.	Finance	Ordinary share	36.29%	43	2
Processing Center Co., Ltd.	Service	Ordinary share	30.82%	15	4
WTA (Thailand) Co., Ltd.	Service	Ordinary share	24.90%	-	-
National ITMX Co., Ltd.	Service	Ordinary share	24.81%	13	-
PCC Capital Co., Ltd. **	Service	Ordinary share	30.82%	-	-
Thai Digital ID Co., Ltd. **	Service	Ordinary share	30.82%	-	-
Total				25,692	
Less Allowance for impairment				(97)	
Investments in subsidiaries and associated companies, net				25,595	

* Dividend received for the year ended December 31, 2009.

** Being associated companies of the Bank through indirect holdings of other associated companies.

*** Dividend received for the half year ended June 30, 2010.

Million Baht

Company	Type of Business	Type of Shares	Direct and Indirect Share Holding	Investment (Cost Method)	Dividend* Received
	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2009				
Subsidiaries					
BBL (Cayman) Limited	Finance	Ordinary share	100.00%	2	-
Bangkok Bank Berhad	Banking	Ordinary share	100.00%	2,780	-
Sinnsuptawee Asset Management Co., Ltd.	Asset management	Ordinary share	100.00%	2,500	-
Bangkok Bank (China) Co., Ltd.	Banking	Ordinary share	100.00%	19,585	-
BBL Asset Management Co., Ltd.	Finance	Ordinary share	77.37%	183	63
Bualuang Securities PCL.	Securities	Ordinary share	56.34%	571	71
Associated companies					
BSL Leasing Co., Ltd.	Finance	Ordinary share	36.29%	43	2
Processing Center Co., Ltd.	Service	Ordinary share	30.82%	15	75
WTA (Thailand) Co., Ltd.	Service	Ordinary share	24.90%	-	-
National ITMX Co., Ltd.	Service	Ordinary share	27.44%	14	-
PCC Capital Co., Ltd.**	Service	Ordinary share	30.82%	-	-
Thai Digital ID Co., Ltd.**	Service	Ordinary share	30.82%	-	-
Total				25,693	
Less Allowance for impairment				(97)	
Investments in subsidiaries and associated companies, net				25,596	

The summarized financial information of associated companies are as follows :

Million Baht

Company	Total Assets	Total Liabilities	Cumulative Unrecognized Share of Loss	Total Assets	Total Liabilities	Cumulative Unrecognized Share of Loss
	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2010			December 31, 2009		
Associated companies						
BSL Leasing Co., Ltd.	4,876	3,958	-	4,563	3,712	-
Processing Center Co., Ltd.	399	42	-	401	43	-
WTA (Thailand) Co., Ltd.	-	-	-	-	-	-
National ITMX Co., Ltd.	426	111	-	444	189	-
PCC Capital Co., Ltd.***	287	3	-	275	4	-
Thai Digital ID Co., Ltd.***	83	4	-	80	3	-

* Dividend received for the year ended December 31, 2009.

** Being associated companies of the Bank through indirect holdings of other associated companies.

*** The consolidated financial statements as at June 30, 2010 and December 31, 2009 determined from associated companies' financial information as at December 31, 2009 and 2008, respectively.

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED					
	June 30, 2010			June 30, 2009		
	Revenue	Profit (Loss)	Unrecognized Share of Loss	Revenue	Profit (Loss)	Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	211	40	-	212	59	-
Processing Center Co., Ltd.	53	10	-	43	3	-
WTA (Thailand) Co., Ltd.	-	-	-	-	-	-
National ITMX Co., Ltd.	92	30	-	104	55	-
PCC Capital Co., Ltd.*	27	13	-	37	20	-
Thai Digital ID Co., Ltd.*	18	3	-	22	8	-

Million Baht

Company	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED					
	June 30, 2010			June 30, 2009		
	Revenue	Profit (Loss)	Unrecognized Share of Loss	Revenue	Profit (Loss)	Unrecognized Share of Loss
Associated companies						
BSL Leasing Co., Ltd.	420	83	-	473	115	-
Processing Center Co., Ltd.	102	15	-	99	15	-
WTA (Thailand) Co., Ltd.	-	-	-	-	-	-
National ITMX Co., Ltd.	183	59	-	242	151	-
PCC Capital Co., Ltd.**	27	13	-	37	20	-
Thai Digital ID Co., Ltd.**	18	3	-	22	8	-

* The consolidated financial statements for the quarters ended June 30, 2010 and 2009 determined from associated companies' financial information for the years ended December 31, 2009 and 2008, respectively.

** The consolidated financial statements for the half years ended June 30, 2010 and 2009 determined from associated companies' financial information for the years ended December 31, 2009 and 2008, respectively.

5.3.3 As at June 30, 2010 and December 31, 2009, the Bank had investments in associated companies from debt restructuring for which the BOT had approved the shareholding in excess of the legal limit. Such investments are accounted for by the cost method, net of valuation allowance for impairment, in total amounting to Baht 23 million. Details and financial information of such investments are as follows (See Note 5.3.1) :

Million Baht

Company	Type of Business	Type of Shares	Direct and Indirect Share Holding	Total Assets *	Total Liabilities *
		CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2010			
Tri Eagles Co., Ltd.	Real Estate	Ordinary share	43.97%	35	-
Sammitr Motors Manufacturing PCL.	Manufacturing	Ordinary share	29.99%	3,274	2,946

Million Baht

Company	Type of Business	Type of Shares	Direct and Indirect Share Holding	Total Assets	Total Liabilities
		CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2009			
Tri Eagles Co., Ltd.	Real Estate	Ordinary share	43.97%	35	-
Sammitr Motors Manufacturing PCL.	Manufacturing	Ordinary share	29.99%	3,274	2,946
CBNP (Thailand) Co., Ltd.	Service	Ordinary share	20.80%	1,528	6,492

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS AND THE HALF YEARS ENDED **					
	June 30, 2010			June 30, 2009		
Company	Revenue	Profit (Loss)	Unrecognized Share of Loss	Revenue	Profit (Loss)	Unrecognized Share of Loss
Tri Eagles Co., Ltd.	1	1	-	1	-	-
Sammitr Motors Manufacturing PCL.	2,979	(94)	-	3,308	(220)	-
CBNP (Thailand) Co., Ltd.	-	-	-	95	(478)	(100)

* The consolidated financial statements as at June 30, 2010 determined from companies' financial information as at December 31, 2009.

** The consolidated financial statements for the quarters and the half years ended June 30, 2010 and 2009 determined from companies' financial information for the years ended December 31, 2009 and 2008, respectively.

Had the Bank applied the equity method to the aforementioned investments from debt restructuring, the impact on the financial statements would have been as follows :

	Million Baht	
	CONSOLIDATED FINANCIAL STATEMENTS Increase (Decrease)	
	June 30, 2010	December 31, 2009
BALANCE SHEETS		
Assets		
Investments in subsidiaries and associated companies, net	91	146
Shareholders' equity		
Unrealized increment per assets appraisal	220	242
Foreign exchange adjustment	(26)	(23)
Retained earnings - Unappropriated	(103)	(73)

	Million Baht			
	CONSOLIDATED FINANCIAL STATEMENTS Increase (Decrease)			
	FOR THE QUARTERS ENDED		FOR THE HALF YEARS ENDED	
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
STATEMENTS OF INCOME				
Non-interest income				
Gain (loss) on investments	-	-	-	(312)
Equity in undistributed net income	-	-	(28)	(60)
Net income	-	-	(28)	(372)
Earnings per share (Baht)	-	-	-	(0.19)

	Million Baht	
	CONSOLIDATED FINANCIAL STATEMENTS Increase (Decrease)	
	FOR THE HALF YEARS ENDED,	
	June 30, 2010	June 30, 2009
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY		
Balance as at January 1,		
Unrealized increment per assets appraisal	242	257
Foreign exchange adjustment	(23)	(24)
Retained earnings - Unappropriated	(73)	299

5.3.4 As at June 30, 2010 and December 31, 2009, the Bank and subsidiaries had investments in companies of 10% and upwards of the paid-up capital of the respective companies but which are not considered to be investments in subsidiaries and associated companies. The classification is as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
Manufacturing and commercial	90	116	90	116
Real estate and construction	201	201	201	201
Utilities and services	18	16	18	16
Others	946	4,256	946	4,256
Total	1,255	4,589	1,255	4,589

5.3.5 Gains and losses related to investments included in statement of income for the quarters and the half years ended June 30, 2010 and 2009 are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED		SEPARATE FINANCIAL STATEMENTS FOR THE QUARTERS ENDED	
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Gains on sales of investments				
Trading securities	46	86	37	81
Available-for-sale securities	2,412	199	2,411	198
General investments	30	18	30	18
Unrealized gains on revaluation of trading securities	30	-	3	-
Gains on capital recovery from equity securities				
General investments	14	3	14	3
Unrealized gains on transfer of trading securities				
to available-for-sale securities	-	3	-	3
Losses on sales of investments				
Trading securities	(11)	(83)	(2)	(79)
Available-for-sale securities	(15)	-	(14)	-
General investments	(1)	-	(1)	-
Unrealized losses on revaluation of trading securities	(30)	(49)	-	(49)
Losses on capital recovery from equity securities				
General investments	-	(14)	-	(14)
Unrealized losses on transfer of trading securities				
to available-for-sale securities	-	(76)	-	(76)
Losses on impairment of investments	(26)	(45)	(26)	(45)
Total Gains (Losses) on investments	2,449	42	2,452	40

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED		SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED	
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Gains on sales of investments				
Trading securities	69	231	55	224
Available-for-sale securities	3,057	271	3,055	262
General investments	30	449	30	449
Investments in subsidiaries and associated companies	-	-	1	-
Unrealized gains on revaluation of trading securities	68	-	3	-
Gains on capital recovery from equity securities				
General investments	22	4	23	4
Unrealized gains on transfer of trading securities to available-for-sale securities	-	26	-	26
Losses on sales of investments				
Trading securities	(17)	(201)	(5)	(195)
Available-for-sale securities	(57)	-	(52)	-
General investments	(1)	-	(1)	-
Investments in subsidiaries and associated companies	(5)	-	-	-
Unrealized losses on revaluation of trading securities	(65)	(121)	-	(121)
Losses on capital recovery from equity securities				
Available-for-sale securities	-	(2)	-	(2)
General investments	-	(14)	-	(14)
Unrealized losses on transfer of trading securities to available-for-sale securities	-	(110)	-	(110)
Losses on impairment of investments	(60)	(183)	(60)	(183)
Total Gains (Losses) on investments	3,041	350	3,049	340

5.4 Loans and accrued interest receivable

5.4.1 Classified by product type as at June 30, 2010 and December 31, 2009 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
Overdrafts	100,871	99,296	100,079	98,482
Loans	793,924	764,079	753,122	725,912
Bills	276,800	278,984	271,688	276,022
Others	942	929	942	929
Total	1,172,537	1,143,288	1,125,831	1,101,345
Add Accrued interest receivable	1,926	2,173	1,841	2,088
Less Allowance for doubtful accounts	(66,168)	(60,517)	(63,643)	(58,114)
Revaluation allowance for debt restructuring	(4,363)	(4,628)	(4,363)	(4,628)
Total	1,103,932	1,080,316	1,059,666	1,040,691

5.4.2 Classified by remaining maturity as at June 30, 2010 and December 31, 2009 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
Up to 1 year*	641,646	637,900	610,465	610,277
Over 1 year	530,891	505,388	515,366	491,068
Total	1,172,537	1,143,288	1,125,831	1,101,345
Add Accrued interest receivable	1,926	2,173	1,841	2,088
Total	1,174,463	1,145,461	1,127,672	1,103,433

5.4.3 Classified by currency and customer's residence as at June 30, 2010 and December 31, 2009 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2010			December 31, 2009		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	915,979	3,641	919,620	900,933	3,592	904,525
USD	47,074	97,458	144,532	45,265	86,338	131,603
Others	4,985	103,400	108,385	5,759	101,401	107,160
	968,038	204,499	1,172,537	951,957	191,331	1,143,288
Add Accrued interest receivable			1,926			2,173
Total			1,174,463			1,145,461

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2010			December 31, 2009		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	918,573	3,641	922,214	904,846	3,593	908,439
USD	47,074	75,648	122,722	45,265	66,192	111,457
Others	4,985	75,910	80,895	5,759	75,690	81,449
	970,632	155,199	1,125,831	955,870	145,475	1,101,345
Add Accrued interest receivable			1,841			2,088
Total			1,127,672			1,103,433

* Including past-due contracts.

5.4.4 Classified by business type and in accordance with the notification of the BOT as at June 30, 2010 and December 31, 2009 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2010					
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	25,938	520	79	46	579	27,162
Manufacturing and commercial	579,116	20,252	3,413	5,382	26,129	634,292
Real estate and construction	112,144	3,732	181	565	6,809	123,431
Utilities and services	138,683	3,674	217	257	2,742	145,573
Housing loans	123,603	1,101	357	651	2,611	128,323
Others	107,939	708	1,914	2,103	1,092	113,756
	1,087,423	29,987	6,161	9,004	39,962	1,172,537
Add Accrued interest receivable						1,926
Total						1,174,463

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2009					
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	26,475	331	83	140	542	27,571
Manufacturing and commercial	592,785	9,562	3,051	9,000	23,001	637,399
Real estate and construction	104,396	3,441	149	492	6,966	115,444
Utilities and services	133,739	2,858	145	418	2,945	140,105
Housing loans	114,155	1,098	391	806	2,420	118,870
Others	97,293	1,509	1,863	2,298	936	103,899
	1,068,843	18,799	5,682	13,154	36,810	1,143,288
Add Accrued interest receivable						2,173
Total						1,145,461

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2010					
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	25,353	520	79	46	579	26,577
Manufacturing and commercial	540,575	20,079	3,080	5,382	24,516	593,632
Real estate and construction	110,222	3,720	181	565	6,809	121,497
Utilities and services	134,779	3,674	217	257	2,742	141,669
Housing loans	123,575	1,101	346	647	2,550	128,219
Others	108,573	708	1,868	1,996	1,092	114,237
	1,043,077	29,802	5,771	8,893	38,288	1,125,831
Add Accrued interest receivable						1,841
Total						1,127,672

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2009					
	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Total
Agriculture and mining	25,440	331	83	140	542	26,536
Manufacturing and commercial	557,971	8,786	2,910	8,988	21,515	600,170
Real estate and construction	102,076	3,441	149	492	6,920	113,078
Utilities and services	130,904	2,858	145	418	2,945	137,270
Housing loans	114,072	1,098	382	802	2,408	118,762
Others	99,019	1,497	1,863	2,214	936	105,529
	1,029,482	18,011	5,532	13,054	35,266	1,101,345
Add Accrued interest receivable						2,088
Total						1,103,433

5.4.5 As at June 30, 2010 and December 31, 2009, the Bank and subsidiaries had classified loans and allowance for doubtful accounts in accordance with the notification of the BOT as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2010			
	Loans and Accrued Interest Receivables	**Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT**	**% Required per the BOT**	**Provision Recorded by the Bank**
Normal	1,089,040	579,877	1	7,072
Special mentioned	30,264	14,661	2	296
Substandard	6,192	1,205	100	1,458
Doubtful	9,004	3,198	100	3,549
Doubtful of loss	39,963	20,286	100	21,322
Total	1,174,463	619,227		33,697
Add Allowance for doubtful accounts which exceed the provision required by the BOT				32,471
Total				66,168

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2009			
	Loans and Accrued Interest Receivables	**Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT**	**% Required per the BOT**	**Provision Recorded by the Bank**
Normal	1,070,895	453,564	1	6,919
Special mentioned	18,921	5,872	2	142
Substandard	5,689	752	100	1,070
Doubtful	13,154	4,957	100	5,471
Doubtful of loss	36,802	17,642	100	18,383
Total	1,145,461	482,787		31,985
Add Allowance for doubtful accounts which exceed the provision required by the BOT				28,532
Total				60,517

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2010			
	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,044,633	543,827	1	6,724
Special mentioned	30,079	14,488	2	293
Substandard	5,779	945	100	1,244
Doubtful	8,893	3,087	100	3,438
Doubtful of loss	38,288	19,186	100	19,899
Total	1,127,672	581,533		31,598
Add Allowance for doubtful accounts which exceed the provision required by the BOT				32,045
Total				63,643

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2009			
	Loans and Accrued Interest Receivables	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	% Required per the BOT	Provision Recorded by the Bank
Normal	1,031,443	419,866	1	6,589
Special mentioned	18,131	5,378	2	132
Substandard	5,539	686	100	1,004
Doubtful	13,054	4,863	100	5,377
Doubtful of loss	35,266	16,573	100	16,922
Total	1,103,433	447,366		30,024
Add Allowance for doubtful accounts which exceed the provision required by the BOT				28,090
Total				58,114

As at June 30, 2010 and December 31, 2009, the consolidated and the separate financial statements included the allowance for doubtful accounts on a collective approach for loans, classified as normal and special mentioned amounted to Baht 2,624 million and Baht 2,540 million, respectively.

5.4.6 As at June 30, 2010 and December 31, 2009, the Bank and subsidiaries had unearned discounts as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
Unearned discounts	432	410	432	378

5.4.7 As at June 30, 2010 and December 31, 2009, the Bank and subsidiaries had non-performing loans (NPLs), defined according to the BOT's notification as loans classified as substandard, doubtful and doubtful of loss, including interbank and money market items, but excluding accrued interest receivable, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
NPLs before allowance for doubtful accounts	55,127	55,638	52,952	53,852
NPLs as percentage of total loans	4.07	4.36	4.05	4.36
Net NPLs after allowance for doubtful accounts	25,474	26,673	25,034	26,509
Net NPLs as percentage of net total loans	1.92	2.14	1.96	2.20

5.4.8 As at June 30, 2010 and December 31, 2009, the Bank and subsidiaries had loans and accrued interest receivables due from companies experiencing financial difficulties as defined in the SET's guidelines dated July 8, 1998 regarding the disclosure of asset quality and related party transactions, for which the Bank and subsidiaries had provided an allowance for doubtful accounts, as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2010				
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	2	-	-	-
Listed companies identified for delisting	7	1,437	1,028	719	719
Total	8	1,439	1,028	719	719

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2009				
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	2	-	-	-
Listed companies identified for delisting	7	1,437	967	667	667
Total	8	1,439	967	667	667

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2010				
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	2	-	-	-
Listed companies identified for delisting	7	1,437	1,028	719	719
Total	8	1,439	1,028	719	719

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2009				
	No. of Companies	Outstanding Balance	Loans Net of Collateral/Present Value of Future Cash Flows According to the BOT	Provision Required by the BOT	Provision Recorded by the Bank
Financial institutions ordered closed	1	2	-	-	-
Listed companies identified for delisting	7	1,437	967	667	667
Total	8	1,439	967	667	667

5.4.9 Transfer of assets to Thai Asset Management Corporation (TAMC)

On October 12, 2001, the Bank entered into the Asset Transfer Agreement (the Agreement) with TAMC in order to transfer the impaired assets of the Bank including all rights over the collateral securing such loans as at December 31, 2000, as well as any other related rights or contingencies of the Bank against those debtors pursuant to the terms and conditions of the Agreement and the applicable provisions of the Royal Ordinance establishing TAMC B.E. 2544 (TAMC Law). The price payable by TAMC to the Bank for such impaired assets transferred shall be the value of collateral of such loan but shall not exceed the book value of the loan less the allowance for doubtful accounts as at the transfer date which has been set aside pursuant to the notification of the Bank of Thailand. TAMC will make payments for assets transferred after preliminary confirmation of the transfer price by issuing a

non-negotiable promissory note which is given aval by the Financial Institutions Development Fund (FIDF), to be due at the end of 10 years from the date of issuance. Such promissory note may be redeemable by TAMC prior to its maturity. The interest rate shall be the weighted average interest rate on deposits as defined in the Agreement and shall be determined on a quarterly basis. The interest accrued shall be payable by TAMC to the Bank annually by issuing to the Bank a non-negotiable promissory note which is given aval by the FIDF, to be due at the end of one year from the date of issuance.

The Bank and TAMC agreed to recognize any profits or losses arising from the management of the impaired assets at the end of the fifth and the tenth year starting from July 1, 2001. The profits or losses shall be calculated based on all accumulated asset recoveries on a cash basis up to the date of calculation of such profits or losses less the transfer costs and other operating expenses incurred by TAMC, including all interest paid by TAMC to the Bank.

In the case whereby profits are realized, the first portion of the profits, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The second portion of the profits will be given to the Bank at the amount such that when included with the first profit portion shall not exceed the difference between the book value of the impaired assets of the Bank and the transfer price of such assets transferred to TAMC. The residual amount of the second profit portion will be given to TAMC. In the case whereby losses are realized, the first portion of the losses will be borne by the Bank but not exceeding 20% of the transfer price of the impaired assets transferred to TAMC. The second portion of the losses, not exceeding 20% of the transfer price of the impaired assets transferred to TAMC, will be allocated to the Bank and TAMC at 50% each. The residual amount of the second portion of losses will be borne by TAMC. As at June 30, 2010 and December 31, 2009, the Bank has set aside provisions for probable loss arising from the impaired assets transferred to TAMC amounting to Baht 2,399 million and Baht 2,354 million, respectively (See Note 4.12).

In March 2007, the Bank received notification from TAMC that the allocation of profit or loss at the end of the fifth year for the Bank is a profit of Baht 393 million. Such allocation of profit or loss is an approximation as the TAMC will calculate the actual profit or loss at the end of the tenth year, and there has been no actual payment made. Therefore, the Bank has not recognized such profit in the accounts.

The Bank has transferred impaired assets to TAMC at the net amount of loan, after deducting the allowance for doubtful accounts set aside pursuant to the notification of the Bank of Thailand, from the date that the Bank has entered into the Agreement until June 30, 2010 and December 31, 2009 in the amount of Baht 25,484 million. Subsequent transfers of impaired assets will occur pursuant to the conditions stated in the Agreement.

As at June 30, 2010 and December 31, 2009, the Bank has non-negotiable promissory notes from TAMC as payment for certain portions of the impaired assets transferred amounting to Baht 12,149 million and Baht 12,903 million, respectively (See Note 5.3.1). In the third quarter of 2006, TAMC notified the Bank of the revision of the

value given for the impaired assets transferred that are secured by assets which TAMC considers as not being collateral assets. The Bank has decreased the value of the non-negotiable promissory notes from TAMC and recognized the loss on assets transferred to TAMC amounting to Baht 2,761 million.

For the half year ended June 30, 2010 and for the year ended December 31, 2009, the non-negotiable promissory notes that have been redeemed by TAMC prior to maturity amounted to Baht 754 million and Baht 1,078 million, respectively (See Note 5.3.1).

5.4.10 As at June 30, 2010 and December 31, 2009, assets classified in accordance with the notification of the BOT are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2010				
	Loans and Accrued Interest Receivables	**Investments**	**Properties for Sale**	**Other Assets**	**Total**
Normal	1,089,040	-	-	-	1,089,040
Special mentioned	30,264	-	-	-	30,264
Substandard	6,192	-	-	-	6,192
Doubtful	9,004	-	-	-	9,004
Doubtful of loss	39,963	6,273	2,394	2,930	51,560
Total	1,174,463	6,273	2,394	2,930	1,186,060

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS DECEMBER 31, 2009				
	Loans and Accrued Interest Receivables	**Investments**	**Properties for Sale**	**Other Assets**	**Total**
Normal	1,070,895	-	-	-	1,070,895
Special mentioned	18,921	-	-	-	18,921
Substandard	5,689	-	-	-	5,689
Doubtful	13,154	-	-	-	13,154
Doubtful of loss	36,802	7,857	2,413	2,306	49,378
Total	1,145,461	7,857	2,413	2,306	1,158,037

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2010				
	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	1,044,633	-	-	-	1,044,633
Special mentioned	30,079	-	-	-	30,079
Substandard	5,779	-	-	-	5,779
Doubtful	8,893	-	-	-	8,893
Doubtful of loss	38,288	6,261	1,797	2,930	49,276
Total	1,127,672	6,261	1,797	2,930	1,138,660

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2009				
	Loans and Accrued Interest Receivables	Investments	Properties for Sale	Other Assets	Total
Normal	1,031,443	-	-	-	1,031,443
Special mentioned	18,131	-	-	-	18,131
Substandard	5,539	-	-	-	5,539
Doubtful	13,054	-	-	-	13,054
Doubtful of loss	35,266	7,838	1,936	2,306	47,346
Total	1,103,433	7,838	1,936	2,306	1,115,513

5.4.11 Troubled debt restructurings

Details of the restructured debts of the Bank for the half years ended June 30, 2010 and 2009, classified by the restructuring methods are as follows :

Million Baht

	SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2010			
Restructuring Method	Cases	Outstanding Debt before Restructuring	Type of Transferred Assets	Fair Value
Asset transfer	47	234	Land, building,	234
Debt-equity conversion	3	25	Share capital	25
Debt restructuring in				
various forms	7,155	28,669		
Total	7,205	28,928		

The weighted average tenure of the above mentioned restructuring is 5 years; and the total debt outstanding after debt restructuring is Baht 28,928 million.

Million Baht

Restructuring Method	Cases	Outstanding Debt before Restructuring	Type of Transferred Assets	Fair Value
	SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2009			
Asset transfer	146	804	Land, building, condominium, share capital	804
Debt-equity conversion	1	13	Share capital	13
Debt restructuring in various forms	12,607	40,792		
Total	12,754	41,609		

The weighted average tenure of the above mentioned restructuring is 5 years; and the total debt outstanding after debt restructuring is Baht 41,609 million.

For the quarter and the half year ended June 30, 2010, the Bank recognized interest income from restructured debts amounting to Baht 1,472 million and Baht 3,157 million, respectively.

For the quarter and the half year ended June 30, 2009, the Bank recognized interest income from restructured debts amounting to Baht 1,603 million and Baht 2,928 million, respectively.

As at June 30, 2010 and December 31, 2009, the Bank had balance of loan to restructured debtors amounting to Baht 116,124 million and Baht 123,711 million, respectively.

Disclosures for the consolidated financial statements for troubled debt restructurings which occurred during the half years ended June 30, 2010 and 2009 have not been provided, as such information is not significantly different from the above disclosures for the separate financial statements of the Bank.

5.5 Allowance for doubtful accounts

Allowance for doubtful accounts consisted of the following as at June 30, 2010 and December 31, 2009 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2010

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Requirement	Total
Beginning balance	6,919	142	1,070	5,471	18,383	28,532	60,517
Doubtful accounts	153	154	388	(1,922)	2,939	2,468	4,180
Bad debt recovered	-	-	-	-	-	2,744	2,744
Bad debt written off	-	-	-	-	-	(845)	(845)
Others	-	-	-	-	-	(428)	(428)
Ending balance	7,072	296	1,458	3,549	21,322	32,471	66,168

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009

	Normal	Special Mentioned	Substandard	Doubtful	Doubtful of Loss	Allowance for Doubtful Accounts in Excess of the BOT's Requirement	Total
Beginning balance	6,542	209	1,755	3,791	16,016	25,667	53,980
Doubtful accounts	377	(67)	(685)	1,680	2,367	5,293	8,965
Bad debt recovered	-	-	-	-	-	1,249	1,249
Bad debt written off	-	-	-	-	-	(3,152)	(3,152)
Others	-	-	-	-	-	(525)	(525)
Ending balance	6,919	142	1,070	5,471	18,383	28,532	60,517

Million Baht

	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2010						
	Normal	**Special Mentioned**	**Substandard**	**Doubtful**	**Doubtful of Loss**	**Allowance for Doubtful Accounts in Excess of the BOT's Requirement**	**Total**
Beginning balance	6,589	132	1,004	5,377	16,922	28,090	58,114
Doubtful accounts	135	161	240	(1,939)	2,977	2,389	3,963
Bad debt recovered	-	-	-	-	-	2,740	2,740
Bad debt written off	-	-	-	-	-	(781)	(781)
Others	-	-	-	-	-	(393)	(393)
Ending balance	6,724	293	1,244	3,438	19,899	32,045	63,643

Million Baht

	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2009						
	Normal	**Special Mentioned**	**Substandard**	**Doubtful**	**Doubtful of Loss**	**Allowance for Doubtful Accounts in Excess of the BOT's Requirement**	**Total**
Beginning balance	6,479	207	1,748	3,669	15,774	25,521	53,398
Doubtful accounts	110	(75)	(744)	1,708	1,148	6,749	8,896
Bad debt recovered	-	-	-	-	-	1,234	1,234
Bad debt written off	-	-	-	-	-	(3,152)	(3,152)
Others	-	-	-	-	-	(2,262)	(2,262)
Ending balance	6,589	132	1,004	5,377	16,922	28,090	58,114

As at June 30, 2010, the Bank and subsidiaries had the allowance for doubtful accounts of Baht 66,168 million and Baht 63,643 million in the consolidated and the separate financial statements, respectively.

As at December 31, 2009, the Bank and subsidiaries had the allowance for doubtful accounts of Baht 60,517 million and Baht 58,114 million in the consolidated and the separate financial statements, respectively.

As at June 30, 2010 and December 31, 2009, the Bank and subsidiaries recorded allowances for doubtful accounts in excess of the allowances as per the BOT's requirement of Baht 32,471 million and Baht 28,532 million, respectively, in the consolidated financial statements, and of Baht 32,045 million and Baht 28,090 million, respectively, in the separate financial statements (See Note 4.6).

5.6 Revaluation allowance for debt restructuring

Revaluation allowance for debt restructuring are as follows as at June 30, 2010 and December 31, 2009 :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
Beginning balance	4,628	6,371	4,628	6,371
Increase during the period/year	109	514	109	514
Write off/ decrease during the period/year	(374)	(2,257)	(374)	(2,257)
Ending balance	4,363	4,628	4,363	4,628

5.7 Properties for sale, net

Properties for sale consisted of the following as at June 30, 2010 and December 31, 2009 :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS JUNE 30, 2010			
Type of Properties for Sale	**Beginning balance**	**Additions**	**Disposals**	**Ending balance**
Assets from debt repayment				
Immovable assets	42,506	779	(2,896)	40,389
Movable assets	187	-	(26)	161
Total	42,693	779	(2,922)	40,550
Others	52	-	-	52
Total properties for sale	42,745	779	(2,922)	40,602
Less Allowance for impairment	(9,176)	(252)	154	(9,274)
Total properties for sale, net	33,569	527	(2,768)	31,328

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS December 31, 2009			
Type of Properties for Sale	**Beginning balance**	**Additions**	**Disposals**	**Ending balance**
Assets from debt repayment				
Immovable assets	44,623	4,051	(6,168)	42,506
Movable assets	282	3	(98)	187
Total	44,905	4,054	(6,266)	42,693
Others	16	52	(16)	52
Total properties for sale	44,921	4,106	(6,282)	42,745
Less Allowance for impairment	(8,940)	(644)	408	(9,176)
Total properties for sale, net	35,981	3,462	(5,874)	33,569

As at June 30, 2010, the Bank and subsidiaries had immovable assets from debt repayment which were appraised by external appraisers at the amount of Baht 23,619 million and appraised by internal appraisers at the amount of Baht 16,770 million.
As at December 31, 2009, the Bank and subsidiaries had immovable assets from debt repayment which were appraised by external appraisers at the amount of Baht 24,515 million and appraised by internal appraisers at the amount of Baht 17,991 million.

Million Baht

Type of Properties for Sale	SEPARATE FINANCIAL STATEMENTS JUNE 30, 2010			
	Beginning balance	Additions	Disposals	Ending balance
Assets from debt repayment				
Immovable assets	35,388	779	(2,123)	34,044
Movable assets	187	-	(26)	161
Total	35,575	779	(2,149)	34,205
Others	52	-	-	52
Total properties for sale	35,627	779	(2,149)	34,257
Less Allowance for impairment	(8,123)	(109)	102	(8,130)
Total properties for sale, net	27,504	670	(2,047)	26,127

Million Baht

Type of Properties for Sale	SEPARATE FINANCIAL STATEMENTS DECEMBER 31, 2009			
	Beginning balance	Additions	Disposals	Ending balance
Assets from debt repayment				
Immovable assets	37,290	4,051	(5,953)	35,388
Movable assets	282	3	(98)	187
Total	37,572	4,054	(6,051)	35,575
Others	16	52	(16)	52
Total properties for sale	37,588	4,106	(6,067)	35,627
Less Allowance for impairment	(7,968)	(546)	391	(8,123)
Total properties for sale, net	29,620	3,560	(5,676)	27,504

As at June 30, 2010, the Bank had immovable assets from debt repayment which were appraised by external appraisers at the amount of Baht 17,660 million and appraised by internal appraisers at the amount of Baht 16,384 million.

As at December 31, 2009, the Bank had immovable assets from debt repayment which were appraised by external appraisers at the amount of Baht 17,857 million and appraised by internal appraisers at the amount of Baht 17,531 million.

Properties for sale classified in accordance with the notification of the BOT as at June 30, 2010 and December 31, 2009 are presented in Note 5.4.10.

The Bank had disclosed transactions according to the BOT's Notification regarding the Accounting Rules for Financial Institutions in relations to the Sale of Properties for Sale, dated August 3, 2008, the transactions of the Bank and subsidiaries are as follows :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED

		June 30, 2010			June 30, 2009		
Type of Sale of Properties for sale	**Income Recognition Method**	**Deferred Profit on Sale of Properties for sale**	**Profit on Sale of Properties For sale**	**Loss on Sale of Properties For sale**	**Deferred Profit on Sale of Properties for sale**	**Profit on Sale of Properties for sale**	**Loss on Sale of Properties for sale**
Sale to public	Per Installment	29	2	-	7	1	-
Sale to public	Per cost recovery	-	259	(31)	-	275	(53)

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED

		June 30, 2010			June 30, 2009		
Type of Sale of Properties for sale	**Income Recognition Method**	**Deferred Profit on Sale of Properties for sale**	**Profit on Sale of Properties for sale**	**Loss on Sale of Properties for sale**	**Deferred Profit on Sale of Properties for sale**	**Profit on Sale of Properties for sale**	**Loss on Sale of Properties for sale**
Sale to public	Per Installment	29	2	-	7	30	-
Sale to public	Per cost recovery	-	1,423	(70)	-	463	(64)

Million Baht

SEPARATE FINANCIAL STATEMENTS FOR THE QUARTERS ENDED

		June 30, 2010			June 30, 2009		
Type of Sale of Properties for sale	**Income Recognition Method**	**Deferred Profit on Sale of Properties for sale**	**Profit on Sale of Properties for sale**	**Loss on Sale of Properties for sale**	**Deferred Profit on Sale of Properties for sale**	**Profit on Sale of Properties for sale**	**Loss on Sale of Properties for sale**
Sale to public	Per Installment	29	2	-	7	1	-
Sale to public	Per cost recovery	-	259	(31)	-	271	(53)

Million Baht

SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED

		June 30, 2010			June 30, 2009		
Type of Sale of Properties for sale	**Income Recognition Method**	**Deferred Profit on Sale of Properties for sale**	**Profit on Sale of Properties for sale**	**Loss on Sale of Properties for sale**	**Deferred Profit on Sale of Properties for sale**	**Profit on Sale of Properties for sale**	**Loss on Sale of Properties for sale**
Sale to public	Per Installment	29	2	-	7	30	-
Sale to public	Per cost recovery	-	506	(58)	-	400	(63)

5.8 Premises and equipment, net

Premises and equipment consisted of the following as at June 30, 2010 and December 31, 2009 :

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2010

	Cost					Accumulated Depreciation					
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre- ciation	Disposal/ Transfer	Others	Ending Balance	Premises and Equipment (Net)
Land											
Cost	7,488	-	-	(12)	7,476	-	-	-	-	-	7,476
Appraisal Increase (year 2010)	10,191	2,690	-	(13)	12,868	-	-	-	-	-	12,868
Appraisal Decrease (year 2010)	(1,103)	(68)	-	168	(1,003)	-	-	-	-	-	(1,003)
Premises											
Cost	9,417	75	(89)	(19)	9,384	6,430	149	(40)	(12)	6,527	2,857
Appraisal Increase (year 2010)	20,365	7,001	(109)	(1,202)	26,055	15,774	466	(87)	(627)	15,526	10,529
Appraisal Decrease (year 2010)	(198)	(216)	-	63	(351)	(126)	(5)	-	25	(106)	(245)
Equipment	19,223	1,808	(93)	(18)	20,920	15,087	841	(86)	(17)	15,825	5,095
Others	1,286	1,497	(2,561)	(1)	221	-	-	-	-	-	221
Total	66,669	12,787	(2,852)	(1,034)	75,570	37,165	1,451	(213)	(631)	37,772	37,798

For the half year ended June 30, 2010, the Bank has the land and premises appraised.

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2009

	Cost					Accumulated Depreciation					
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre-ciation	Disposal/ Transfer	Others	Ending Balance	Premises and Equipment (Net)
Land											
Cost	7,433	207	(53)	(99)	7,488	-	-	-	-	-	7,488
Appraisal Increase (year 2005)	10,191	-	-	-	10,191	-	-	-	-	-	10,191
Appraisal decrease (year 2005)	(1,103)	-	-	-	(1,103)	-	-	-	-	-	(1,103)
Premises											
Cost	9,161	332	(13)	(63)	9,417	6,172	299	(13)	(28)	6,430	2,987
Appraisal Increase (year 2005)	20,365	-	-	-	20,365	14,871	903	-	-	15,774	4,591
Appraisal decrease (year 2005)	(198)	-	-	-	(198)	(116)	(10)	-	-	(126)	(72)
Equipment	20,551	1,425	(2,719)	(34)	19,223	15,937	1,811	(2,679)	18	15,087	4,136
Others	1,287	841	(835)	(7)	1,286	-	-	-	-	-	1,286
Total	67,687	2,805	(3,620)	(203)	66,669	36,864	3,003	(2,692)	(10)	37,165	29,504

As at June 30, 2010 and December 31, 2009, the Bank and subsidiaries had premises and equipment, fully depreciated but still in use, at the original costs amounting to Baht 11,604 million and Baht 10,655 million, respectively.

Million Baht

SEPARATE FINANCIAL STATEMENTS

JUNE 30, 2010

	Cost					Accumulated Depreciation					
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre- ciation	Disposal/ Transfer	Others	Ending Balance	Premises and Equipment (Net)
Land											
Cost	7,481	-	-	(12)	7,469	-	-	-	-	-	7,469
Appraisal Increase (year 2010)	10,191	2,690	-	(13)	12,868	-	-	-	-	-	12,868
Appraisal Decrease (year 2010)	(1,103)	(68)	-	168	(1,003)	-	-	-	-	-	(1,003)
Premises											
Cost	9,280	59	(89)	(22)	9,228	6,368	148	(40)	(14)	6,462	2,766
Appraisal Increase (year 2010)	20,365	7,001	(109)	(1,202)	26,055	15,774	466	(87)	(627)	15,526	10,529
Appraisal Decrease (year 2010)	(198)	(216)	-	63	(351)	(126)	(5)	-	25	(106)	(245)
Equipment	18,693	1,765	(76)	(16)	20,366	14,770	803	(70)	(17)	15,486	4,880
Others	1,282	1,473	(2,534)	(1)	220	-	-	-	-	-	220
Total	65,991	12,704	(2,808)	(1,035)	74,852	36,786	1,412	(197)	(633)	37,368	37,484

Million Baht

SEPARATE FINANCIAL STATEMENTS
DECEMBER 31, 2009

	Cost					Accumulated Depreciation					
	Beginning Balance	Additions/ Transfer	Disposal/ Transfer	Others	Ending Balance	Beginning Balance	Depre-ciation	Disposal/ Transfer	Others	Ending Balance	Premises and Equipment (Net)
Land											
Cost	7,426	207	(53)	(99)	7,481	-	-	-	-	-	7,481
Appraisal Increase (year 2005)	10,191	-	-	-	10,191	-	-	-	-	-	10,191
Appraisal decrease (year 2005)	(1,103)	-	-	-	(1,103)	-	-	-	-	-	(1,103)
Premises											
Cost	9,027	324	(13)	(58)	9,280	6,110	297	(13)	(26)	6,368	2,912
Appraisal increase (year 2005)	20,365	-	-	-	20,365	14,871	903	-	-	15,774	4,591
Appraisal decrease (year 2005)	(198)	-	-	-	(198)	(116)	(10)	-	-	(126)	(72)
Equipment	20,190	1,234	(2,700)	(31)	18,693	15,695	1,763	(2,662)	(26)	14,770	3,923
Others	1,279	833	(824)	(6)	1,282	-	-	-	-	-	1,282
Total	67,177	2,598	(3,590)	(194)	65,991	36,560	2,953	(2,675)	(52)	36,786	29,205

As at June 30, 2010 and December 31, 2009, the Bank had equipment, fully depreciated but still in use, at the original costs amounting to Baht 11,305 million, and Baht 10,357 million, respectively.

5.9 Deposits

5.9.1 Classified by product as at June 30, 2010 and December 31, 2009 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
Demand	62,513	57,687	60,796	56,589
Savings	602,725	582,449	600,855	581,393
Fixed				
Up to 6 months	370,483	412,946	367,039	408,588
6 months-less than 1 year	162,780	84,409	162,020	84,317
1 year and over	154,968	221,907	143,546	211,215
Negotiable certificates of deposit	1,936	1,318	826	875
Total	1,355,405	1,360,716	1,335,082	1,342,977

5.9.2 Classified by remaining maturity as at June 30, 2010 and December 31, 2009 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
Up to 1 year	1,269,734	1,326,794	1,249,988	1,309,137
Over 1 year	85,671	33,922	85,094	33,840
Total	1,355,405	1,360,716	1,335,082	1,342,977

5.9.3 Classified by currency and customer's residence as at June 30, 2010 and December 31, 2009 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2010			December 31, 2009		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	1,187,551	50,472	1,238,023	1,193,138	50,970	1,244,108
USD	16,686	36,219	52,905	17,746	32,996	50,742
Others	6,493	57,984	64,477	6,530	59,336	65,866
Total	1,210,730	144,675	1,355,405	1,217,414	143,302	1,360,716

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2010			December 31, 2009		
	Domestic	Foreign	Total	Domestic	Foreign	Total
BAHT	1,187,556	50,471	1,238,027	1,193,160	50,948	1,244,108
USD	16,562	36,019	52,581	17,668	32,524	50,192
Others	6,359	38,115	44,474	6,406	42,271	48,677
Total	1,210,477	124,605	1,335,082	1,217,234	125,743	1,342,977

5.10 Interbank and money market items (liabilities)

Interbank and money market items (liabilities) consisted of the following as at June 30, 2010 and December 31, 2009 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2010			December 31, 2009		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	21	1,881	1,902	28	2,054	2,082
Commercial banks	1,273	51,635	52,908	1,155	30,853	32,008
Other banks	304	-	304	166	-	166
Finance companies, securities companies and credit foncier companies	1,004	1,506	2,510	745	216	961
Other financial institutions	3,294	94	3,388	4,043	309	4,352
Total domestic items	5,896	55,116	61,012	6,137	33,432	39,569
Foreign items						
USD	1,043	10,588	11,631	1,146	20,796	21,942
JPY	2	1,723	1,725	3	1,314	1,317
EUR	1,856	-	1,856	266	101	367
Others	4,370	18,220	22,590	3,882	22,325	26,207
Total foreign items	7,271	30,531	37,802	5,297	44,536	49,833
Total domestic and foreign items	13,167	85,647	98,814	11,434	77,968	89,402

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2010			December 31, 2009		
	Demand	Time	Total	Demand	Time	Total
Domestic items						
Bank of Thailand and Financial Institutions Development Fund	21	1,881	1,902	28	2,054	2,082
Commercial banks	1,273	51,635	52,908	1,155	30,853	32,008
Other banks	304	-	304	166	-	166
Finance companies, securities companies and credit foncier companies	1,690	1,506	3,196	1,691	216	1,907
Other financial institutions	3,311	94	3,405	4,056	309	4,365
Total domestic items	6,599	55,116	61,715	7,096	33,432	40,528
Foreign items						
USD	1,072	10,974	12,046	1,203	20,496	21,699
JPY	11	1,723	1,734	9	1,314	1,323
EUR	1,857	-	1,857	268	101	369
Others	4,443	10,622	15,065	3,940	12,021	15,961
Total foreign items	7,383	23,319	30,702	5,420	33,932	39,352
Total domestic and foreign items	13,982	78,435	92,417	12,516	67,364	79,880

5.11 Borrowings

5.11.1 Classified by types of securities and sources of fund as at June 30, 2010 and December 31, 2009, as follows:

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2010			December 31, 2009		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	-	14,592	14,592	-	15,010	15,010
Borrowings under repurchase agreement	7,210	-	7,210	5,000	-	5,000
Bills of exchange	69,460	-	69,460	66,533	-	66,533
Others	333	-	333	286	-	286
Less Discount on borrowings	-	(6,676)	(6,676)	-	(6,706)	(6,706)
Total	77,003	7,916	84,919	71,819	8,304	80,123

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2010			December 31, 2009		
	Domestic	Foreign	Total	Domestic	Foreign	Total
Unsecured subordinated notes	-	14,592	14,592	-	15,010	15,010
Borrowings under repurchase agreement	7,560	-	7,560	5,200	-	5,200
Bills of exchange	69,460	-	69,460	66,533	-	66,533
Others	333	-	333	286	-	286
Less Discount on borrowings	-	(6,676)	(6,676)	-	(6,706)	(6,706)
Total	77,353	7,916	85,269	72,019	8,304	80,323

5.11.2 Classified by types of securities, currency, maturity and interest rate as at June 30, 2010 and December 31, 2009, as follows:

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS				
Types	Currency	Maturity	Interest Rate	Amount	
				June 30, 2010	December 31, 2009
Short-term borrowings					
Borrowings under repurchase agreement	THB	2010	1.10% - 1.235%	7,210	5,000
Bills of exchange	THB	2010 - 2011	1.00% - 2.375%	69,460	66,533
Others	THB	2010 - 2011	0.00% - 0.50%	7	15
Total short-term borrowings				76,677	71,548
Long-term borrowings					
Unsecured subordinated notes (Note 5.12)	USD	2029	9.025%	14,592	15,010
Others	THB	2011 - 2016	0.00% - 0.50%	326	271
Less Discount on borrowings				(6,676)	(6,706)
Total long-term borrowings				8,242	8,575
Total				84,919	80,123

Types	Currency	Maturity	Interest Rate	SEPARATE FINANCIAL STATEMENTS Amount (Million Baht) June 30, 2010	December 31, 2009
Short-term borrowings					
Borrowings under repurchase agreement	THB	2010	1.10% - 1.235%	7,560	5,200
Bills of exchange	THB	2010 - 2011	1.00% - 2.375%	69,460	66,533
Others	THB	2010 - 2011	0.00% - 0.50%	7	15
Total short-term borrowings				77,027	71,748
Long-term borrowings					
Unsecured subordinated notes (Note 5.12)	USD	2029	9.025%	14,592	15,010
Others	THB	2011 - 2016	0.00% - 0.50%	326	271
Less Discount on borrowings				(6,676)	(6,706)
Total long-term borrowings				8,242	8,575
Total				85,269	80,323

5.12 Unsecured subordinated notes

On March 29, 1995, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign markets and/or domestic markets in the amount not exceeding Baht 15,000 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue as follows :

- On September 18, 1995, the Bank issued and offered USD 300 million of unsecured subordinated notes due 2005 at a coupon of 7.25% p.a. for sale to foreign investors.

- On March 25, 1996, the Bank issued and offered USD 150 million of unsecured subordinated notes due 2016 at a coupon of 8.25% p.a. for sale to foreign investors.

On April 2, 1996, the shareholders passed a resolution for the Bank to issue and offer unsecured subordinated notes for sale to foreign markets and/or domestic markets in the amount not exceeding USD 400 million or its equivalent in other currencies with a maturity of not exceeding 30 years. The Board of Directors was authorized to proceed with the issue. On January 21, 1997, the Bank issued and offered USD 300 million of unsecured subordinated notes due 2027 at a coupon of 8.375% p.a. for sale to foreign investors.

On January 28, 1999, the Bank issued and offered USD 267 million of unsecured subordinated notes due 2007 with a maturity of 8 years at a coupon of 8.75% p.a. for sale to foreign investors in exchange for the Bank's existing USD 267 million of unsecured subordinated notes due 2005 at a coupon of 7.25% p.a. being redeemed before their maturity, which was approved by the BOT (remaining USD 33 million). The Bank also issued USD

450 million of unsecured subordinated notes due 2029 with a maturity of 30 years at a coupon of 9.025% p.a. for sale to foreign investors in exchange for the Bank's existing USD 150 million of unsecured subordinated notes due 2016 at a coupon of 8.25% p.a. (remaining USD 0.2 million) and all of unsecured subordinated notes due 2027 at a coupon of 8.375% p.a. being redeemed before their maturity, which was approved by the BOT.

Since TAS do not provide accounting guidance for the extinguishment of debt, this transaction was accounted for as an extinguishment of debt under the International Financial Reporting Standard (IFRS). As a result, the Bank recognized in the 1999 statement of income, a gain of USD 259 million (Baht 9,504 million in the 1999 statement of income), the difference between the market price of the notes being redeemed, which is lower than the par value. The Bank recorded the book value of the unsecured subordinated notes due 2007 and the unsecured subordinated notes due 2029 in the amount of USD 178 million (Baht 6,543 million) and USD 259 million (Baht 9,535 million), respectively. The difference between the book value and the redemption value of the notes will be amortized on a monthly basis throughout the life of the notes. The Bank paid in cash additional benefit to the unsecured subordinated note holders amounting to Baht 388 million.

The Bank has redeemed the remaining USD 33 million of the 7.25% p.a. unsecured subordinated notes due in 2005, of which USD 1 million and USD 5 million were redeemed prior to maturity with the approval of the BOT on November 15, 1999 and August 30, 2002, respectively, and the remaining USD 28 million were redeemed at maturity on September 15, 2005.

On March 15, 2007, the Bank redeemed at maturity the 8.75% p.a. unsecured subordinated notes due 2007 amounting to USD 267 million.

On June 23, 2008, the Bank redeemed the remaining USD 0.2 million of the 8.25% p.a. unsecured subordinated notes due in 2016 prior to maturity with the approval of the BOT.

5.13 Bonds

On April 12, 2005, the shareholders reconsidered the resolutions of the shareholders' meeting, convened on April 9, 2004, approving to issue bonds of the Bank and passed a resolution for the Bank to issue and offer subordinated bonds and/or unsubordinated bonds and/or perpetual bonds, both subordinated and unsubordinated, and/or subordinated convertible bonds and/or convertible bonds (together "Bonds") in an amount not exceeding USD 3,000 million or its equivalent in other currencies, offered and sold in foreign markets and/or domestic markets to general public and/or institutional investors or investors with specific characteristics defined in the notification of the Securities and Exchange Commission. The Bank may issue different types of Bonds in one issue simultaneously or in several issues at different times. The non-perpetual bonds shall have a maturity of not exceeding 100 years. The subordinated convertible bonds and/or convertible bonds shall have a maturity of not exceeding 30 years, and the amount of not exceeding USD 1,000 million or its equivalent in other currencies. The Board of Directors or the Executive Board of Directors shall be empowered to consider terms and conditions and other details for the issue and offering of the bonds. The shareholders also approved the allocation of 500 million ordinary shares to accommodate the conversion right of the subordinated convertible bonds

and/or convertible bondholders according to the amount and conditions previously approved (See Note 5.16).

On November 17, 2006, the Bank obtained approval from the Office of the Securities and Exchange Committee (SEC) to issue and offer for sale short-term bonds in an amount not exceeding Baht 30,000 million with no limit on the number of issues. The Bank has issued 5 series of short-term bonds totaling Baht 7,863 million which have been gradually redeemed up to the full amount as at September 2007.

On April 12, 2007, the shareholders passed a resolution for the issuance of bonds, whether subordinated or unsubordinated and/or secured or unsecured, including but not limited to short-term bonds, derivative bonds and non-cumulative hybrid debt instruments with non-payment of interest in the years where the Bank does not report any profit (together the "Bonds") in the amount not exceeding Baht 150,000 million or its equivalent in other currencies to be offered for sale in domestic markets and/or in foreign markets to the general public, and/or institutional investors or investors with specific characteristics as defined in the Notification of the Securities and Exchange Commission. At any point in time, the Bank may offer for sale Bonds in an amount within such limit less the amount of Bonds already issued under such limit but not yet redeemed at that point in time. The Bank may issue and offer for sale different types of Bonds simultaneously in one issue at the same time or in several issues at different times and/or as a program and/or on a revolving basis and may issue and offer for sale Bonds in conjunction with or at the same time with other securities, provided that the Bonds, other than perpetual bonds, shall have a maturity of not exceeding 100 years. The Bank may be granted the right to redeem the Bonds prior to their maturities, and/or the bondholders may be granted the right to call the Bank to redeem the Bonds prior to their maturities, in accordance with the condition of the Bonds. The Board of Directors or the Board of Executive Directors shall be empowered to consider terms and conditions and other details for the issue and offering of the bonds.

On April 25, 2008, the meeting of the Board of Directors of the Bank passed the resolutions to approved the issuance of bonds with a maturity of not exceeding 7 years for offering to the general public within the year 2008 in an amount not exceeding Baht 150,000 million according to the resolution of the 14th Annual Ordinary Meeting of Shareholders convened on April 12, 2007. The Bank may issue and offer the bonds in several issues at different times. The Board of Executive Directors shall be empowered to consider terms and conditions and other details for each issuance and offering of the aforementioned bonds.

5.14 The Issuance of Bonds under the Medium Term Note Program

On March 26, 1997, the shareholders passed a resolution for the Bank to issue and offer bonds including subordinated bonds and unsubordinated bonds under the Medium Term Note Program in an amount of not exceeding USD 1,500 million or its equivalent in other currencies. The bonds shall have a maturity of not exceeding 30 years and be offered and sold in foreign markets and/or domestic markets. The Bank may be given the right to redeem the bonds prior to their maturity and/or the bondholders may be given the right to call the Bank to redeem the bonds prior to their maturity in accordance with the condition of the bonds. The Board of Directors was authorized to proceed with the issue.

On August 28, 1997, the Board of Directors passed a resolution to give the authority to the Executive Board to consider and make decision, in respect of regulations, terms and conditions and other details for the issue and offering of the bonds.

5.15 Provisions

As at June 30, 2010 and December 31, 2009 provisions are as follows :

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	Million Baht
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
Beginning balance	4,401	4,106	4,401	4,106
Increase during the period/year	270	849	270	849
Written off/reversal during the period/year	(237)	(554)	(237)	(554)
Ending balance	4,434	4,401	4,434	4,401

5.16 Share capital

The Bank's share capital consists of :

- Ordinary shares
- Class A and Class B preferred shares, the holders of which have rights according to Article 3 of the Bank's Articles of Association.

As at June 30, 2010 and December 31, 2009, the Bank had registered share capital of Baht 40,000,000,000 divided into ordinary shares and preferred shares totaling 4,000,000,000 shares, with par value of Baht 10 each, details of which are as follows :

Type	Number of Registered Shares	
	June 30, 2010	December 31, 2009
Ordinary shares	3,998,345,000	3,998,345,000
Class A preferred shares	655,000	655,000
Class B preferred shares	1,000,000	1,000,000
Total	4,000,000,000	4,000,000,000

The allocation of ordinary shares and preferred shares are in accordance with the resolutions of the 12th ordinary shareholders' meeting convened on April 12, 2005, as per the following details :

1. Allocation of 1,339,502,106 ordinary shares as follows :

   1.1) Allocation of 459,502,106 ordinary shares for offer and sale to the general public, including the existing shareholders and the beneficial owners of the shares held by custodian or by any other similar arrangements.

   1.2) Allocation of 440,000,000 ordinary shares for offer and sale to institutional investors or investors with specific characteristics prescribed by the Securities and Exchange Commission.

1.3) Allocation of 440,000,000 ordinary shares for offer and sale to the existing shareholders and the beneficial owners of the ordinary shares in proportion to their shareholdings.

2. Allocation of 50,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds issued by the Bank and offered for sale in 1999 as part of the Capital Augmented Preferred Securities (CAPS).

3. Allocation of 500,000,000 ordinary shares to be reserved for the exercise of the conversion right attached to the subordinated convertible bonds and/or convertible bonds that may further be issued in future by the Bank.

4. Allocation of 200,000,000 ordinary shares to be reserved for the exercise of right to purchase ordinary shares by holders of warrants that may further be issued in future by the Bank.

5. Allocation of 655,000 Class A preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds.

6. Allocation of 1,000,000 Class B preferred shares for offer and sale in foreign markets and/or domestic markets, which may be offered and sold in conjunction with subordinated bonds and/or unsubordinated bonds and/or subordinated convertible bonds and/or convertible bonds.

The offer and sale of the Bank's securities shall comply with the regulations prescribed by the Securities and Exchange Commission.

5.17 Capital management

It is the Bank's policy to maintain an adequate level of capital to support the business strategies and growth and to meet regulatory requirements. The Bank regularly assesses its capital position under various scenarios in order to anticipate capital requirements for the purpose of its capital planning and management process.

The Bank of Thailand regulation requires that banks registered in Thailand maintain a ratio of capital to total risk assets of not less than 8.50% and that Tier 1 capital must not be less than 4.25% of the total risk assets.

As at June 30, 2010 and December 31, 2009, the Bank had capital fund and maintained capital adequacy ratios to risk assets in accordance with the BOT's Notification relating to the Basel II guidelines as follows:

		Million Baht
	June 30, 2010	**December 31, 2009**
Tier 1 capital	162,229	153,731
Paid-up share capital	19,088	19,088
Premium on share capital	56,346	56,346
Legal reserve	14,500	14,000
Reserves appropriated from the net profit	56,500	56,500
Retained earnings after appropriation	15,795	11,104
Deductions from Tier 1 capital	-	(3,307)
Tier 2 capital	37,753	36,215
Total capital fund	199,982	189,946

	Percentage	
	June 30, 2010	**December 31, 2009**
Total capital to risk assets	15.93	15.51
Tier 1 capital to risk assets	12.92	12.55

As at June 30, 2010, the increment per land and premises appraisal have been submitted to the BOT for approval to include in Tier 2 capital (See Note 5.8).

5.18 The establishment of Special Purpose Vehicle to issue capital securities

On April 21, 1998, the shareholders passed a resolution for the Bank to establish Special Purpose Vehicle (SPV) to issue capital securities in the amount not exceeding USD 1,000 million or its equivalent in other currencies, to be offered in private placement and/or to institutional investors in accordance with the rules and guidelines of the Securities and Exchange Commission. The Bank may issue capital securities in whole amount or in lots. The Board of Directors was authorized to proceed with the establishment of the SPV.

Such capital securities may be perpetual, non-cumulative, and redeemable by the SPV or may be guaranteed by the Bank. The terms and conditions in the offering of the capital securities may state that upon specific conditions, the Bank must or may issue other securities in exchange for the capital securities.

Upon the issuance of capital securities by the SPV, the Bank may issue securities which may be subordinated; secured; convertible into ordinary shares or other securities of the Bank; or any other securities in the amount not exceeding USD 1,100 million or its equivalent in other currencies to the SPV. The Board of Directors has been authorized to proceed with the issuance of the capital securities by the SPV and those securities that the Bank may have to issue to the SPV. The terms and conditions of the offering of the capital securities by the

SPV may include dividend payment or other kind of payment as determined by the Board of Directors and such payment may be related to payment of dividend or other payment on other securities of the Bank.

On March 18, 1999, the shareholders passed a resolution for the Bank to establish or to invest in a subsidiary or SPV for the purpose of raising fund of the Bank, by issuing preferred shares and/or bonds to the subsidiary or SPV, or the Bank may issue the preferred shares and/or bonds to a mutual fund or a juristic entity that is established for investing mainly in the Bank's preferred shares and/or bonds; and the Bank is authorized to enter into Trust Agreement or Master Investment Agreement between the Bank and the subsidiary or SPV or mutual fund or any other juristic entity. As at June 30, 2010, the Bank had not yet established the SPV according to the above mentioned resolution.

5.19 Legal reserve and other reserves

5.19.1 Under the Public Limited Companies Act, the Bank is required to allocate to a reserve fund at least 5% of its net profit after accumulated losses brought forward (if any) until the reserve fund is not less than 10% of the registered capital. However, the Bank's Articles of Association require that the Bank shall allocate to the reserve fund at least 10% of its net profit after accumulated losses brought forward (if any) until the reserve fund is not less than 25% of the registered capital.

5.19.2 The Bank appropriated annual profit as other reserves, which is treated as general reserve with no specific purpose.

5.20 The appropriation of the profit and the dividends payment

On April 10, 2009, the 16th Annual Ordinary Meeting of Shareholders approved the resolutions regarding the appropriation of the profit and the payment of dividend for the year 2008 as follows :

- The appropriation as legal reserve and as other reserves amounting to Baht 1,000 million and Baht 10,000 million, respectively, with the amount to be appropriated for the period of January - June 2008 amounting to Baht 500 million as legal reserve and Baht 5,000 million as other reserves (all of which had already been appropriated as stated in the financial statements for the year ended December 31, 2008), and the amount to be appropriated for the period of July - December 2008 amounting to Baht 500 million as legal reserve and Baht 5,000 million as other reserves.

- The payment of dividend at the rate of Baht 3.00 per ordinary share, totaling Baht 5,727 million, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share amounting to Baht 1,909 million on September 26, 2008, and the remaining amount will be paid on May 7, 2009 at the rate of Baht 2.00 per share amounting to Baht 3,818 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 3,818 million on May 7, 2009.

On August 27, 2009, the meeting of the Board of Directors of the Bank No. 8/2009 approved the resolutions regarding the appropriation of the profit and the payment of interim dividend as follows :

- The appropriation as legal reserve and as other reserves for the period of January - June 2009 amounting to Baht 500 million and Baht 5,000 million, respectively.

- The payment of interim dividend at the rate of Baht 1.00 per ordinary share amounting to Baht 1,909 million on September 25, 2009.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 1,909 million on September 25, 2009.

On April 12, 2010, the 17th Annual Ordinary Meeting of Shareholders approved the resolutions regarding the appropriation of the profit and the payment of dividend for the year 2009 as follows :

- The appropriation as legal reserve and as other reserves amounting to Baht 1,000 million and Baht 5,000 million, respectively, with the amount to be appropriated for the period of January - June 2009 amounting to Baht 500 million as legal reserve and Baht 5,000 million as other reserves (all of which had already been appropriated as stated in the financial statements for the year ended December 31, 2009), and the amount to be appropriated for the period of July - December 2009 amounting to Baht 500 million as legal reserve.

- The payment of dividend at the rate of Baht 4.00 per ordinary share, totaling Baht 7,635 million, a part of which had been paid as interim dividend at the rate of Baht 1.00 per share amounting to Baht 1,909 million on September 25, 2009, and the remaining amount will be paid on May 7, 2010 at the rate of Baht 3.00 per share amounting to Baht 5,726 million.

The Bank already paid dividend according to the above mentioned resolution amounting to Baht 5,726 million on May 7, 2010.

5.21 Commitments

As at June 30, 2010 and December 31, 2009, the Bank and subsidiaries had commitments as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2010			December 31, 2009		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,852	359	3,211	2,530	181	2,711
Guarantees of loans	492	3,563	4,055	496	3,541	4,037
Other guarantees	88,419	15,481	103,900	84,005	15,391	99,396
Liability under unmatured import bills	1,160	12,084	13,244	1,452	10,119	11,571
Letters of credit	1,462	30,905	32,367	1,231	28,544	29,775
Foreign exchange agreements						
Bought	16,095	290,513	306,608	13,724	301,436	315,160
Sold	15,542	389,671	405,213	13,693	392,629	406,322
Interest rate agreements						
Bought	44,268	4,283	48,551	5,619	1,535	7,154
Sold	44,268	4,932	49,200	5,656	1,535	7,191
Credit derivatives	1,622	-	1,622	-	1,668	1,668
Amount of unused bank overdraft	139,802	2,328	142,130	138,818	2,264	141,082
Others	34,879	3,617	38,496	7,177	2,116	9,293
Total	390,861	757,736	1,148,597	274,401	760,959	1,035,360

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2010			December 31, 2009		
	Baht	Foreign Currencies	Total	Baht	Foreign Currencies	Total
Avals to bills	2,852	359	3,211	2,530	181	2,711
Guarantees of loans	487	2,487	2,974	491	3,374	3,865
Other guarantees	88,419	14,804	103,223	84,006	14,700	98,706
Liability under unmatured import bills	1,160	11,733	12,893	1,452	9,743	11,195
Letters of credit	1,462	29,791	31,253	1,231	28,055	29,286
Foreign exchange agreements						
Bought	16,003	288,976	304,979	13,719	301,193	314,912
Sold	15,448	387,177	402,625	13,692	392,473	406,165
Interest rate agreements						
Bought	44,268	4,283	48,551	5,619	1,535	7,154
Sold	44,268	4,932	49,200	5,619	1,535	7,154
Credit derivatives	1,622	-	1,622	-	1,668	1,668
Amount of unused bank overdraft	139,802	1,250	141,052	138,818	1,175	139,993
Others	34,852	3,973	38,825	7,326	2,116	9,442
Total	390,643	749,765	1,140,408	274,503	757,748	1,032,251

5.22 Assets pledged as collateral and under restriction

The Bank had investments in government securities and state enterprise securities which have been pledged as collateral for repurchase agreements and for commitments with government agencies. The book value of such securities, net of valuation allowances for impairment, as at June 30, 2010 and December 31, 2009 amounted to Baht 53,391 million and Baht 33,148 million, respectively.

The Bank had investments in equity securities which allow the pre-determined parties to buy such securities or have restriction on sale for a temporary period. The book value of such securities, net of valuation allowances for impairment, as at June 30, 2010 and December 31, 2009 amounted to Baht 5,651 million and Baht 45 million, respectively.

A subsidiary of the Bank had properties for sale with restrictions on sale, transfer, pledge and/or other commitments at the book value, net of valuation allowances for impairment, as at June 30, 2010 and December 31, 2009, amounted to Baht 515 million.

5.23 Litigation

As at June 30, 2010 and December 31, 2009, a number of civil proceedings have been brought against the Bank and subsidiaries in the ordinary course of business. The Bank and subsidiaries believe that such proceedings, when resolved, will not materially affect the Bank and subsidiaries's financial position and result of operations.

5.24 Related party transactions

Related parties of the Bank consisted of the Bank's directors, executives at the level of executive vice president and higher, or any parties related to the aforementioned persons, including the entities in which the Bank, the Bank's directors, or executives at the level of executive vice president and higher, or any parties related to the aforementioned persons, together have 10% or more combined beneficial ownership and/or managerial control.

As at June 30, 2010 and December 31, 2009, the Bank had significant assets, liabilities and commitments with related parties, as follows :

				Million Baht
	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
PLACEMENT				
Subsidiaries				
Bangkok Bank Berhad	-	-	1	435
Bangkok Bank (China) Co., Ltd.	-	-	14,298	14,653
	-	-	14,299	15,088
LOANS				
Subsidiary				
Sinnsuptawee Asset Management Co., Ltd.	-	-	4,053	5,053
Associated company				
BSL Leasing Co., Ltd.	370	999	370	999
Related restructured debtors	8,000	8,224	8,000	8,224
Other related parties	10,749	11,577	10,749	11,577
Total	19,119	20,800	23,172	25,853
ALLOWANCE FOR DOUBTFUL ACCOUNTS				
Subsidiary				
Sinnsuptawee Asset Management Co., Ltd.	-	-	41	51
Associated company				
BSL Leasing Co., Ltd.	4	10	4	10
Related restructured debtors	3,898	3,707	3,898	3,707
Other related parties	89	98	89	98
Total	3,991	3,815	4,032	3,866
OTHER ASSETS				
Subsidiaries				
Sinnsuptawee Asset Management Co., Ltd.	-	-	-	6
Bangkok Bank (China) Co., Ltd.	-	-	11	71
Associated companies				
BSL Leasing Co., Ltd.	3	4	3	4
Processing Center Co., Ltd.	3	6	3	6
Related restructured debtors	12	22	12	22
Other related parties	17	36	17	36
Total	35	68	46	145

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
DEPOSITS				
Subsidiaries				
BBL (Cayman) Limited	-	-	661	679
Bangkok Bank Berhad	-	-	82	79
Sinnsuptawee Asset Management Co., Ltd.	-	-	5	21
BBL Asset Management Co., Ltd.	-	-	17	13
Bualuang Securities PCL.	-	-	40	16
Bangkok Bank (China) Co., Ltd.	-	-	30	44
Associated companies				
BSL Leasing Co., Ltd.	45	19	45	19
Processing Center Co., Ltd.	33	168	33	168
National ITMX Co., Ltd.	9	10	9	10
PCC Capital Co., Ltd.	20	51	20	51
Thai Digital ID Co., Ltd.	9	26	9	26
Related restructured debtors	629	1,034	629	1,034
Other related parties	7,581	9,810	7,581	9,810
Total	8,326	11,118	9,161	11,970
BORROWINGS				
Subsidiaries				
Sinnsuptawee Asset Management Co., Ltd.	-	-	350	200
Bualuang Securities PCL.	-	-	660	930
Bangkok Bank (China) Co., Ltd.	-	-	708	-
Total	-	-	1,718	1,130
OTHER LIABILITIES				
Subsidiaries				
BBL (Cayman) Limited	-	-	1	-
Sinnsuptawee Asset Management Co., Ltd.	-	-	1,400	1,405
Associated company				
National ITMX Co., Ltd.	-	7	-	7
Other related parties	4	14	4	14
Total	4	21	1,405	1,426

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
				Million Baht
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
COMMITMENTS				
Subsidiaries				
Bangkok Bank Berhad	-	-	781	635
Sinnsuptawee Asset Management Co.,	-	-	-	1
Bualuang Securities PCL.	-	-	-	150
Bangkok Bank (China) Co., Ltd.	-	-	357	-
Related restructured debtors	430	609	430	609
Other related parties	1,036	1,082	1,036	1,082
Total	1,466	1,691	2,604	2,477

For the half year ended June 30, 2010, the Bank charged interest at rates between 1.0% to 15.0% on loans to these related parties depending on the type of loans and collateral, with interest rates charged on restructured loans between 2.0% to 13.3%, on money market loans between 1.5% to 4.1%, on default loans at 15.0% and on other loans between 1.0% to 11.5%.

For the year ended December 31, 2009, the Bank charged interest at rates between 1.0% to 15.0% on loans to these related parties depending on the type of loans and collateral, with interest rates charged on restructured loans between 2.7% to 13.3%, on money market loans between 1.3% to 3.9%, on default loans at 15.0% and on other loans between 1.0% to 11.5%.

The Bank follows the BOT guidelines in estimating the minimum allowance for doubtful accounts on loans to related parties as per loans to normal debtors.

In the consolidated and the separate financial statements, investments in subsidiaries and associated companies as at June 30, 2010 and December 31, 2009 are shown in Note 5.3.2.

Significant accounting transactions between the Bank and subsidiaries, associated companies and other related parties were transacted under normal business practices. The prices, interest rates, commission charges, terms and conditions are determined on an arm's length basis. Significant accounting transactions between the Bank and certain restructured debtors were transacted under special debt restructuring conditions.

The Bank had significant income and expenses with related parties as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED		SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED	
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Interest and discount received				
Subsidiaries				
Bangkok Bank Berhad	-	-	1	8
Sinnsuptawee Asset Management Co., Ltd.	-	-	31	128
Bualuang Securities PCL.	-	-	48	-
Associated company				
BSL Leasing Co., Ltd.	17	47	17	47
Related restructured debtors	117	158	117	158
Other related parties	186	386	186	386
Total	320	591	400	727
Fees and service income				
Subsidiaries				
BBL Asset Management Co., Ltd.	-	-	307	278
Bualuang Securities PCL.	-	-	2	1
Associated company				
Processing Center Co., Ltd.	1	1	1	1
Related restructured debtors	3	3	3	3
Other related parties	5	3	5	3
Total	9	7	318	286
Dividend income				
Subsidiaries				
BBL Asset Management Co., Ltd.	-	-	52	21
Bualuang Securities PCL.	-	-	102	71
Associated companies				
BSL Leasing Co., Ltd.	2	2	2	2
Processing Center Co., Ltd.	4	75	4	75
Total	6	77	160	169

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED		SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEARS ENDED	
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009
Other income				
Subsidiary				
Bangkok Bank (China) Co., Ltd.	-	-	21	-
Associated company				
National ITMX Co., Ltd.	2	2	2	2
Total	2	2	23	2
Interest paid				
Subsidiaries				
BBL (Cayman) Limited	-	-	1	4
Sinnsuptawee Asset Management Co., Ltd.	-	-	2	1
Bualuang Securities PCL.	-	-	4	4
Bangkok Bank (China) Co., Ltd.	-	-	1	-
Associated company				
Thai Digital ID Co., Ltd.	-	1	-	1
Related restructured debtors	1	1	1	1
Other related parties	15	43	15	43
Total	16	45	24	54
Other expenses				
Subsidiary				
Bualuang Securities PCL.	-	-	67	-
Associated companies				
Processing Center Co., Ltd.	2	1	2	1
National ITMX Co., Ltd.	37	50	37	50
Thai Digital ID Co., Ltd.	1	-	1	-
Related restructured debtors	22	19	22	19
Other related parties	87	288	87	288
Total	149	358	216	358

For the half year ended June 30, 2009, the Bank sold properties for sale to Sinnsuptawee Asset Management Co., Ltd. Amounting to Baht 598 million for Baht 430 million, which were its fair value. However, since the Bank had previously set aside allowance for impairment of properties for sale amounting to Baht 168 million, there was no gain or loss to the Bank from these sale transactions. No such transactions were entered into during the half year ended June 30, 2010.

In accordance with the BOT's letter number ThorPorTor. SorNorSor. (01) Wor. 3258/2543 relating to the regulation of the Asset Management Company (AMC), dated November 27, 2000, which required the Bank to disclose the statements of cash flows of the AMC of the Bank in the notes to the financial statements, the statements of cash flows of Sinnsuptawee Asset Management Co., Ltd. are as follows :

SINNSUPTAWEE ASSET MANAGEMENT COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE HALF YEARS ENDED JUNE 30, 2010 AND 2009
(UNAUDITED – REVIEWED)

		Million Baht
	2010	**2009**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss) before income tax	750	(20)
Items to reconcile net income (loss) to cash received (paid) from operating activities		
Loss (gain) on disposal of securities	3	(2)
Loss on impairment of properties for sale	142	29
Interest and dividend income	(41)	(42)
Interest expenses	31	109
Proceeds from interest and dividend income	41	42
Interest expenses paid	(31)	(109)
Income from operations before change in operating assets and liabilities	895	7
Operating assets (increase) decrease		
Securities purchased under resale agreements	(150)	-
Properties for sale	202	(363)
Other assets	1	-
Operating liabilities increase (decrease)		
Accrued expenses	(3)	(2)
Deposits	-	146
Rental deposit for properties for sale	-	355
Cash provided by operating activities before income tax	945	143
Income tax paid	(22)	(5)
Proceeds from withholding tax recoverable	35	1
Net cash provided by operating activities	958	139
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of available-for-sale securities	(107)	(1,484)
Proceeds from disposal of available-for-sale securities	138	1,139
Net cash provided by (used in) investing activities	31	(345)
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for loan from the parent company	(1,000)	(655)
Net cash used in financing activities	(1,000)	(655)
Net decrease in cash and cash equivalents	(11)	(861)
Cash and cash equivalents as at January 1,	16	869
Cash and cash equivalents as at June 30,	5	8

5.25 Other benefits to directors and persons with managing authority

The Bank has not extended the extraordinary monetary and/or non-monetary benefits to the Banks' directors, executives at the level of executive vice president and higher, other than the ordinary benefits to the directors and executives.

5.26 Long-term leases

Long-term leases as at June 30, 2010 and December 31, 2009 consisted of the following :

Million Baht

		REMAINING RENTAL EXPENSES			
		CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
		June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
Type of lease	**Period**				
Land and/or premises	2010 – 2017	486	556	486	556
Land and/or premises	2018 – 2027	135	135	135	135
Land and/or premises	2028 – 2037	11	11	11	11
Total		632	702	632	702

5.27 The financial position and the results of operation classified by domestic and foreign operations

5.27.1 The financial position as at June 30, 2010 and December 31, 2009 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS					
	June 30, 2010			December 31, 2009		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,532,292	274,029	1,806,321	1,486,647	285,285	1,771,932
Interbank and money market items	196,871	63,038	259,909	142,384	88,391	230,775
Investments	308,306	14,816	323,122	329,839	13,302	343,141
Loans	970,285	202,252	1,172,537	953,708	189,580	1,143,288
LIABILITIES						
Deposits	1,252,693	102,712	1,355,405	1,258,557	102,159	1,360,716
Interbank and money market items	68,137	30,677	98,814	43,064	46,338	89,402
Borrowings	77,003	7,916	84,919	71,819	8,304	80,123
CONTINGENCIES	953,507	195,090	1,148,597	844,163	191,197	1,035,360

Million Baht

	SEPARATE FINANCIAL STATEMENTS					
	June 30, 2010			December 31, 2009		
	Domestic Operations	Foreign Operations	Total	Domestic Operations	Foreign Operations	Total
ASSETS						
Total assets	1,554,102	220,105	1,774,207	1,510,231	229,961	1,740,192
Interbank and money market items	197,773	60,120	257,893	144,144	79,255	223,399
Investments	332,042	11,420	343,462	354,001	11,241	365,242
Loans	972,879	152,952	1,125,831	957,621	143,724	1,101,345
LIABILITIES						
Deposits	1,252,698	82,384	1,335,082	1,258,578	84,399	1,342,977
Interbank and money market items	68,877	23,540	92,417	44,080	35,800	79,880
Borrowings	77,353	7,916	85,269	72,019	8,304	80,323
CONTINGENCIES	953,840	186,568	1,140,408	844,278	187,973	1,032,251

5.27.2 The results of operations for the quarters and the half years ended June 30, 2010 and 2009 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2010			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	14,471	2,057	(546)	15,982
Interest expenses	(2,487)	(980)	546	(2,921)
Net interest income	11,984	1,077	-	13,061
Non-interest income	8,698	312	-	9,010
Non-interest expenses	(11,722)	(1,252)	-	(12,974)
Income before income tax	8,960	137	-	9,097

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2009			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	15,168	2,273	(768)	16,673
Interest expenses	(3,463)	(1,243)	768	(3,938)
Net interest income	11,705	1,030	-	12,735
Non-interest income	5,929	314	-	6,243
Non-interest expenses	(9,730)	(1,963)	-	(11,693)
Income before income tax	7,904	(619)	-	7,285

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED JUNE 30, 2010

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	28,298	3,998	(1,084)	31,212
Interest expenses	(4,971)	(1,927)	1,084	(5,814)
Net interest income	23,327	2,071	-	25,398
Non-interest income	16,792	624	-	17,416
Non-interest expenses	(22,515)	(2,326)	-	(24,841)
Income before income tax	17,604	369	-	17,973

Million Baht

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE HALF YEAR ENDED JUNE 30, 2009

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	31,346	5,012	(1,945)	34,413
Interest expenses	(8,428)	(3,051)	1,945	(9,534)
Net interest income	22,918	1,961	-	24,879
Non-interest income	12,271	658	-	12,929
Non-interest expenses	(19,788)	(3,608)	-	(23,396)
Income before income tax	15,401	(989)	-	14,412

Million Baht

SEPARATE FINANCIAL STATEMENTS
FOR THE QUARTER ENDED JUNE 30, 2010

	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	14,548	1,575	(540)	15,583
Interest expenses	(2,490)	(809)	540	(2,759)
Net interest income	12,058	766	-	12,824
Non-interest income	8,297	354	-	8,651
Non-interest expenses	(11,368)	(862)	-	(12,230)
Income before income tax	8,987	258	-	9,245

Million Baht

	SEPARATE FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 2009			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	15,238	2,098	(766)	16,570
Interest expenses	(3,465)	(1,153)	766	(3,852)
Net interest income	11,773	945	-	12,718
Non-interest income	5,524	296	-	5,820
Non-interest expenses	(9,463)	(1,891)	-	(11,354)
Income before income tax	7,834	(650)	-	7,184

Million Baht

	SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2010			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	28,428	3,085	(1,075)	30,438
Interest expenses	(4,978)	(1,596)	1,075	(5,499)
Net interest income	23,450	1,489	-	24,939
Non-interest income	15,025	639	-	15,664
Non-interest expenses	(21,858)	(1,654)	-	(23,512)
Income before income tax	16,617	474	-	17,091

Million Baht

	SEPARATE FINANCIAL STATEMENTS FOR THE HALF YEAR ENDED JUNE 30, 2009			
	Domestic Operations	Foreign Operations	Elimination	Total
Interest and dividend income	31,560	4,626	(1,938)	34,248
Interest expenses	(8,434)	(2,843)	1,938	(9,339)
Net interest income	23,126	1,783	-	24,909
Non-interest income	11,480	612	-	12,092
Non-interest expenses	(19,345)	(3,481)	-	(22,826)
Income before income tax	15,261	(1,086)	-	14,175

The basis for the determination of income and expenses charged between the branches and head office or between the branches is established by the head office, which is closed to the funding cost.

5.28 Disclosure of financial instrument information

A financial instrument is any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise at the same time.

5.28.1 Interest rate risk

Interest rate risk in the financial statements arises from the potential change in interest rates which may have an adverse effect on the net interest earnings of the Bank in the current reporting period, and in future years. Interest rate risk arises from the structure and characteristics of the Bank's assets, liabilities and equity, and in the mismatch in repricing dates of its assets and liabilities.

The Bank uses various derivative transactions to manage its assets and liabilities position in order to manage interest rate exposure.

The following table presents the Bank's on-balance-sheet financial assets and financial liabilities repricing profile, period to earlier of contractual repricing date or maturity as at June 30, 2010 and December 31, 2009 :

Million Baht

	JUNE 30, 2010							
	Call to 1 Month	**1 – 3 Months**	**3 – 12 Months**	**1 – 5 Years**	**Over 5 Years**	**Non – interest bearing**	**Non – accrual Loans**	**Total**
Financial Assets								
Interbank and money market items*	216,817	16,422	1,654	1,508	-	21,615**	-	258,016
Investments	10,444	45,132	57,411	150,243	13,229	67,003	-	343,462
Loans	751,414	160,564	130,696	20,920	10,058	5,159	47,020	1,125,831
Financial Liabilities								
Deposits	777,956	251,161	160,075	85,094	-	60,796	-	1,335,082
Interbank and money market items	67,864	10,896	3,530	18	-	10,109	-	92,417
Liabilities payable on demand	8,726	-	-	-	-	-	-	8,726
Borrowings	21,107	37,588	18,332	258	7,984	-	-	85,269

* Excluding allowance for doubtful accounts amounting to Baht 123 million.

** Including accrued interest receivables.

Million Baht

	DECEMBER 31, 2009							
	Call to 1 Month	1 – 3 Months	3 – 12 Months	1 – 5 Years	Over 5 Years	Non – interest bearing	Non – accrual Loans	Total
Financial Assets								
Interbank and money market items*	131,219	65,340	7,155	1,336	-	18,380**	-	223,430
Investments	10,925	34,646	74,492	162,679	19,917	62,583	-	365,242
Loans	725,698	143,132	120,271	42,961	16,141	6,655	46,487	1,101,345
Financial Liabilities								
Deposits	799,165	314,477	138,906	33,840	-	56,589	-	1,342,977
Interbank and money market items	52,011	12,311	7,089	18	-	8,451	-	79,880
Liabilities payable on demand	7,947	-	-	-	-	-	-	7,947
Borrowings	20,003	35,073	16,673	250	8,324	-	-	80,323

Most of the Bank's financial assets pay interest at floating rates such as Minimum Lending Rate (MLR), Minimum Overdraft Rate (MOR) and Minimum Retail Rate (MRR).

Basic information concerning fixed versus floating rate of domestic loans as at June 30, 2010 and December 31, 2009, are as follows :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS		SEPARATE FINANCIAL STATEMENTS	
	June 30, 2010	December 31, 2009	June 30, 2010	December 31, 2009
Fixed interest rate	287,371	327,306	287,371	327,306
Floating interest rate	686,967	631,454	685,508	630,314
Total	974,338	958,760	972,879	957,620

5.28.2 The Bank follows the prudent asset and liability management policy in managing its foreign currencies. Specifically, the Bank funds its foreign currency assets by using the same currency offshore borrowings. In the event that the assets are funded by borrowings in other currencies, the Bank will use currency swaps so that the exchange risks can be properly hedged. Under this policy, the Bank strictly complies with the BOT's rules and regulations.

5.28.3 Concentration of credit risk

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to the Bank. The Bank has established the credit policy of evaluating creditworthiness of its customers and requesting for

* Excluding allowance for doubtful accounts amounting to Baht 31 million.

** Including accrued interest receivables.

sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults.

In the case of recognized financial assets, the carrying amount of the assets recorded in the balance sheets, net of any applicable provision for loss, represents the Bank's maximum exposure to credit risk.

With respect to significant geographical concentration of credit risk, since a vast majority of the Bank's businesses are conducted domestically, no additional disclosure as to concentration of credit risk from recognized financial assets is necessary.

Credit risk also arises from the possibility that the counterparty to a derivative financial instrument will not adhere to the terms of the contract with the Bank when settlement becomes due. For the forward foreign exchange contracts, approximately third-fifth of the total exposures as at June 30, 2010 and half of the total exposures as at December 31, 2009 were to domestic banks and banks in Organization for Economic Co-operation and Development (OECD) countries while the rest was to banks in non OECD countries or customers from transactions undertaken to meet their risk management needs. Average tenor for forward foreign exchange contracts as at June 30, 2010 and December 31, 2009 were approximately two months, almost all contracts were under one year tenor. For the currency swaps, almost all exposures as at June 30, 2010 and December 31, 2009 were to financial institutions. For the interest rate swaps, almost all exposures as at June 30, 2010 were to financial institutions and as at December 31, 2009 were to non-financial institution customers.

The following table shows the credit risk of the Bank's derivative financial instruments as at June 30, 2010 and December 31, 2009 :

		Million Baht
	June 30, 2010	**December 31, 2009**
Forward foreign exchange contracts	5,210	4,732
Currency swaps	1,082	648
Interest rate swaps	213	25
Total	6,505	5,405

5.28.4 Earning financial assets and interest-bearing financial liabilities

The following table presents the Bank's average balance of earning financial assets and interest-bearing financial liabilities, interest income/expense and dividend income and average interest and dividend rates for the half years ended June 30, 2010 and 2009 :

Million Baht

	FOR THE HALF YEAR ENDED JUNE 30, 2010		
	Average Balance	Interest Income / Expense and Dividend Income	Average Rate (%) Per Annum
Earning Financial Assets			
Interbank and money market items	237,755	1,132	1.0%
Investments, net	352,287	4,516	2.6%
Loans	1,110,977	24,790	4.5%
Total	1,701,019	30,438	
Interest-bearing Financial Liabilities			
Deposits	1,333,366	3,850	0.6%
Interbank and money market items	86,412	546	1.3%
Borrowings	80,716	1,103	2.7%
Total	1,500,494	5,499	

Million Baht

	FOR THE HALF YEAR ENDED JUNE 30, 2009		
	Average Balance	Interest Income / Expense and Dividend Income	Average Rate (%) Per Annum
Earning Financial Assets			
Interbank and money market items	221,048	1,291	1.2%
Investments, net	292,971	4,725	3.2%
Loans	1,132,012	28,232	5.0%
Total	1,646,031	34,248	
Interest-bearing Financial Liabilities			
Deposits	1,325,378	7,196	1.1%
Interbank and money market items	55,150	429	1.6%
Borrowings	93,072	1,714	3.7%
Total	1,473,600	9,339	

5.28.5 Maturity profile of assets and liabilities

The following table presents the Bank's maturity profile of on-balance-sheet financial assets and financial liabilities as at June 30, 2010 and December 31, 2009 :

Million Baht

	JUNE 30, 2010					
	Up to 1 Year	1 to 5 Years	Over 5 Years	No Maturity	Non – accrual Loans	Total
Financial Assets						
Interbank and money market items*	256,508	1,508	-	-	-	258,016
Investments	101,336	159,681	15,442	67,003	-	343,462
Loans**	563,445	346,045	169,321	-	47,020	1,125,831
Financial Liabilities						
Deposits	1,249,988	85,094	-	-	-	1,335,082
Interbank and money market items	92,399	18	-	-	-	92,417
Liabilities payable on demand	8,726	-	-	-	-	8,726
Borrowings	77,027	258	7,984	-	-	85,269

Million Baht

	DECEMBER 31, 2009					
	Up to 1 Year	1 to 5 Years	Over 5 Years	No Maturity	Non – accrual Loans	Total
Financial Assets						
Interbank and money market items***	222,094	1,336	-	-	-	223,430
Investments	107,291	173,291	22,077	62,583	-	365,242
Loans**	563,791	325,730	165,337	-	46,487	1,101,345
Financial Liabilities						
Deposits	1,309,137	33,840	-	-	-	1,342,977
Interbank and money market items	79,862	18	-	-	-	79,880
Liabilities payable on demand	7,947	-	-	-	-	7,947
Borrowings	71,749	250	8,324	-	-	80,323

* Excluding allowance for doubtful accounts amounting to Baht 123 million.

** Excluding allowance for doubtful accounts and accrued interest receivable.

*** Excluding allowance for doubtful accounts amounting to Baht 31 million.

5.28.6 Derivative financial instruments

The Bank uses derivative financial instruments to hedge its balance sheet items, to serve the needs of its customers, and for trading purposes. Derivatives used include currency swaps, interest rate swaps, and forward foreign exchange contracts. The contract or notional amounts of these instruments reflect the extent of the Bank's involvement in particular classes of financial instruments but the amounts potentially subject to credit risk are much smaller.

Forward foreign exchange contracts

Forward foreign exchange contracts are contracts that effectively fix a future foreign exchange rate. The contract provides that, at a predetermined future date, a cash delivery will be made between the parties at a specified contracted rate. The Bank uses forward foreign exchange contracts as part of its asset/liability risk management and to satisfy the customers' foreign exchange risk management needs.

Interest rate swaps and currency swaps

Interest rate swaps are contracts which involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Currency swaps are contracts which involve the exchange of interest in two different currencies, the majority of the contracts also involve the exchange of underlying principal amounts in two different currencies. Though the Bank uses swaps mainly as part of its asset/liability management, the Bank also acts as an intermediary in arranging swap transactions for customers. The Bank typically becomes a principal in the exchange of payments between the two parties and, therefore, may be exposed to a loss should one of the parties default. The Bank minimizes this risk by performing normal credit reviews on its swap customers and minimizes its exposure to the interest rate and foreign exchange risks inherent in intermediated swaps by entering into offsetting swap position that essentially counterbalance each other.

Credit derivatives

Credit derivatives are agreements to buy/sell guarantees of credit risks relating to the ability to repay the underlying assets. Such agreements may be in the form of embedded derivatives or derivatives.

The following is a summary of the notional amounts and the fair value of the Bank's derivative financial instruments as at June 30, 2010 and December 31, 2009 :

Million Baht

	JUNE 30, 2010 Notional Amount			Fair Value
	Up to 1 Year	Over 1 Year	Total	
Forward foreign exchange contracts	654,568	3,493	658,061	1,487
Currency swaps	30,024	19,519	49,543	101
Interest rate swaps	28,649	69,100	97,749	(134)
Credit derivatives	-	1,622	1,622	(909)
Other derivatives	533	-	533	(8)

Million Baht

	DECEMBER 31, 2009 Notional Amount			Fair Value
	Up to 1 Year	Over 1 Year	Total	
Forward foreign exchange contracts	668,291	3,377	671,668	1,269
Currency swaps	19,254	30,155	49,409	18
Interest rate swaps	-	14,308	14,308	(77)
Credit derivatives	-	1,668	1,668	(935)

5.28.7 Fair value of financial instruments

The following table presents the Bank's carrying amount and estimated fair value of financial instruments as at June 30, 2010 and December 31, 2009 :

Million Baht

	CONSOLIDATED FINANCIAL STATEMENTS			
	June 30, 2010		December 31, 2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash	32,863	32,863	35,780	35,780
Interbank and money market items, net	259,909	259,909	230,775	230,775
Investments, net	323,122	337,167	343,141	355,354
Loans and accrued interest receivables, net	1,103,932	1,103,932	1,080,316	1,080,316
Customers' liabilities under acceptances	392	392	414	414
Financial Liabilities				
Deposits	1,355,405	1,355,405	1,360,716	1,360,716
Interbank and money market items	98,814	98,814	89,402	89,402
Liabilities payable on demand	8,777	8,777	7,968	7,968
Borrowings	84,919	94,367	80,123	89,219
Bank's liabilities under acceptances	392	392	414	414
Interest payable	2,268	2,268	3,068	3,068

	Million Baht			
	SEPARATE FINANCIAL STATEMENTS			
	June 30, 2010		December 31, 2009	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash	32,720	32,720	35,675	35,675
Interbank and money market items, net	257,893	257,893	223,399	223,399
Investments, net	343,462	359,883	365,242	379,755
Loans and accrued interest receivables, net	1,059,666	1,059,666	1,040,691	1,040,691
Customers' liabilities under acceptances	392	392	414	414
Financial Liabilities				
Deposits	1,335,082	1,335,082	1,342,977	1,342,977
Interbank and money market items	92,417	92,417	79,880	79,880
Liabilities payable on demand	8,726	8,726	7,947	7,947
Borrowings	85,269	94,717	80,323	89,419
Bank's liabilities under acceptances	392	392	414	414
Interest payable	2,126	2,126	2,956	2,956

The following methods and assumptions were used by the Bank in estimating the fair value of financial instruments as disclosed herein :

For cash, interbank and money market items (assets and liabilities), securities purchased under resale agreement, customers' liabilities under acceptances, deposits, liabilities payable on demand, Bank's liabilities under acceptances and interest payable, the carrying amounts in the balance sheet approximate the fair value of the items.

For trading securities, available-for-sale securities, and held-to-maturity debt securities, the fair value is based on the market value. For non-marketable debt securities, the fair value is determined by the average bid yield from three reliable financial institutions.

General investment consists of non-marketable equity securities, for which the fair value is estimated based on the discounted cash flow method or the net book value amount; and listed securities acquired through debt restructuring with trading restrictions, for which the fair value is estimated based on the discounted cash flow method or the last bid price on SET on the day that the securities were transferred for debt repayment.

The fair value for loans and accrued interest receivables is based on the carrying value of the loans and accrued interest receivables, net of the allowance for doubtful accounts, as most of the loans are floating rate loans.

The fair value for borrowings is based on the market value.

The fair value of forward foreign exchange rate contracts is based on the market value of instruments with similar characteristics and maturities. The fair value of

interest rate swaps and currency swaps is estimated by using discounted models based on the current market yields and the maturity of similar instruments. The fair value of credit derivatives is based on the market value of the instrument if there is a quoted price in an active market or on the valuation made by a reliable institution if it is not traded in an active market.

Disclosures for the consolidated financial statements for financial instruments as at June 30, 2010 and December 31, 2009 have not been provided for some part, as such information is not significantly different from the disclosures for the separate financial statements.

5.29 Disclosure of capital maintenance information under the BOT'S Notification regarding Public Disclosure of Capital Maintenance for Commercial Banks

Location of disclosure	www.bangkokbank.com
Date of disclosure	October 29, 2010
Information as of	June 30, 2010

5.30 Approval of the financial statements

On August 24, 2010, the Audit Committee and the Board of Executive Directors have authorized for issue these financial statements.